

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ALLEGORY PICTURES, INC.

(Name of small business issuer in its charter)

Nevada	7812	26-0163139
(State or Jurisdiction of Incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Allegory Pictures, Inc.
875 Plank Road
Waterloo, Indiana 46793
(260) 908-0733
(Principal executive offices)

CSC SERVICES OF NEVADA, INC
502 East John Street
Carson City, Nevada 89706
(Agent for Service)

Copies of Communications to: Barbara A. Moran, Esquire
1375 State Road 436
Unit 1035
Casselberry, Florida 32707
407-263-4026

Distribution Spread

	Price to public	Underwriting discounts and commissions	Proceeds to issuer or other persons
Per unit total	$00.10	N/A	N/A

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANNT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Approximate date of proposed sale to public: As soon as practicable after the registration statement becomes effective.

Subject to Completion, dated__________________, 2007.

Initial Public Offering
OFFERING CIRCULAR

ALLEGORY PICTURES, INC.

74,748,000 Shares of Common Stock

We have prepared this offering circular to allow certain of our current stockholders to sell up to 13,838,000 shares of our common stock. We are not selling any shares of common stock under this offering circular. This offering circular relates to the disposition by the selling security holders listed beginning on page 15 or their transferees, of up to 13,838,000 shares of our common stock already issued and outstanding. We will receive no proceeds from the disposition of already outstanding shares of our common stock by the selling security holders.

The selling security holders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. We will not receive any of the proceeds received by the selling security holders.

The selling security holders will sell at a price per share of $0.10 until our shares are quoted on the Pink Sheets and thereafter at prevailing market prices or privately negotiated prices.

For a description of the plan of distribution of the shares, please see page 19 of this offering circular. There is no public market for our securities. We plan to contact an authorized Pink Sheets Market maker for sponsorship of our securities on the Pink Sheets; however, there can be no assurance that NASD will approve the inclusion of our common stock.

We urge you to read carefully the "Risk Factors" section beginning on page 9 where we describe specific risks associated with an investment in Allegory pictures, Inc and these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this offering circular is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this offering circular is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This offering circular is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE DATE OF THIS OFFERING CIRCULAR IS ________________, 2007.

TABLE OF CONTENTS

PART I-NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors;

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
GEORGE A. JOHNSON	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA
KAREN G. JOHNSON	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA

(b) The issuer's officers;

NAME	TITLE	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
GEORGE A. JOHNSON	PRESIDENT	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA
KAREN G. JOHNSON	SECRETARY	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA
GEORGE A. JOHNSON	TREASURER	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA
GEORGE A. JOHNSON	DIRECTOR	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA

(c) The issuer's general partners;

The issuer has no general partners.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

NAME	ADDRESS	PERCENTAGE OF SHARES OWNED
GEORGE A. JOHNSON PRESIDENT	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	66.8914
KAREN G. JOHNSON SECRETARY	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	6.6891

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

There are no beneficial owners of 5 percent or more of any class of the issuer's equity securities.

(f) Promoters of the issuer;

NAME	ADDRESS
Terry L. Stafford	507 Washington St. Farragut, IA. 51639
George A. Johnson	875 Plank Rd. Waterloo, IN. 46793
Marvin Rhodes	3005 Oak Ct. Marion, IL. 62959
Michael Judd	2357 Griffith Park Blvd.Los Angeles, CA. 90039
Michael Hynes	17610 Chase St. Northridge, CA. 91325
Brian Kistler	6461 N 100 E Ossian, IN. 46777
Greg Fields	918 Perry Woods Cove Ft. Wayne, IN. 46845
Scott Sproat	6112 Deer Track Cove Auburn, IN. 46706
Samantha Lee	9780 Morse Lake Ave. Alto, MI. 49302
Karen Johnson	875 Plank Rd. Waterloo, IN. 46793
Robert Hynes	3120 Rush Creek Dr SW. Byron Center, MI. 49315

NAME	ADDRESS
George Johnson Jr.	1503 Johnson St. Lake Odess, MI. 48849
Lindy Hynes	13190 Dow Rd. Sunfield, MI. 48890
Ben Johnson	1503 Johnson St. Lake Odess, MI. 48849
Julie Gallivan	194 Jackson St. Sunfield, MI. 48890
Amelia Johnson	1503 Johnson St. Lake Odess, MI. 48849
Valerie McCaul	10299 Tasker Rd. Lake Odess, MI. 48849
Leo Vogt	8505 Hawk Spring Hill Ft. Wayne, IN 46825
Micah Steed	7500 Bayne Rd. Woodland, MI. 48897
Jacob Noorman	718 E. Clinton St. Hastings, MI. 49058
Trevor Lee	12156 Parkview Lane #2B Holland, MI. 49424

(g) Affiliates of the issuer;

KAREN G. JOHNSON SECRETARY	875 PLANK ROAD, WATERLOO, INDIANA 46793 USA	6.6891

(h) Counsel to the issuer with respect to the proposed offering;

Barbara A. Moran, Esq.
1375 State Road 436
Unit 1035
Casselberry, Fl 32707

(i) Each underwriter with respect to the proposed offering;

There are no underwriter's with respect to the proposed offering.

(j) The underwriter's directors;

Not applicable.

(k) The underwriter's officers;

Not applicable.

(l) The underwriter's general partners;

Not applicable.

(m) Counsel to the underwriter;

Not applicable.

ITEM 2. Application of Rule 262

a) None of the persons identified in response to item 1 of this circular are subject to any of the disqualification provisions set forth in Rule 262.

b) None of the persons identified in response to item 1 of this circular are subject to any of the disqualification provisions set forth in Rule 262. Nor has any application been made pursuant to Rule 262 for a waiver of such disqualification.

ITEM 3. Affiliate Sales

No part of this proposed offering involves the resale of securities by affiliates of the issuer. Further, the issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in which Securities are to be offered.

a) There are no jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

b) The securities are to be offered in all jurisdictions by selling security holders once this form 1-A has been accepted and we are able to trade on The Pink Sheets

We believe that the issuance of all 74,748,000 consulting shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make their investment decisions. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients of the consulting shares had the opportunity to speak with our management and were placed in the position of understanding and verifying for all of the relevant facts pertaining to their investment decision. There were no commissions paid on the issuance and sale of the shares.

In July 2007, the Company completed a private placement that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 48,000 shares of its $0.001 par value common stock for $0.10 per share, for a total amount raised of $4,800.00. The Company filed its Form D for the transaction pursuant to an exemption provided by Regulation D 504, in that there was no general solicitation for the sale of the securities and the total investment when aggregated with other securities sales did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before and during the Rule 504 offering.

With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf. All such securities issued pursuant to such exemptions are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act, appropriate legends have been placed on the documents evidencing the securities, and may not be offered or sold absent registration or pursuant to an exemption there from.

ITEM 5. Unregistered Securities issued or sold within one year

a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, State:

1) Name of issuer; Allegory Pictures, Inc.

2) The title and amount of securities issued; 74,748,000 shares of common stock

3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate offering price for Allegory Pictures, Inc. Common Stock was $0.001 par value, 100,000,000 shares authorized: 74,748,000 shares issued and outstanding as of September 30, 2007. The basis for computing the aggregate offering price was per share determined through private transaction, arms length negotiations.

4) The names and identities of the persons to whom all unregistered securities were issued.
See, Selling Security Holders, pages 15 through 19 of the offering circular.

B)The names and identities of the persons whom were or are a director, officer, promoter, underwriter or principle security holder of the issuer who purchased unregistered shares of common stock for $.10 per share based on similar sales that resulted from arms length transactions, within one year prior to the filing of this form 1-A.

Name	Address	Shares Purchased
Karen Johnson	875 Plank Rd. Waterloo, IN. 46793	1000
George Johnson Jr.	1503 Johnson St. Lake Odess, MI. 48849	1000

Lindy Hynes	13190 Dow Rd. Sunfield, MI. 48890	1000
Ben Johnson Jr.	1503 Johnson St. Lake Odess, MI. 48849	1000
Julie Gallivan	194 Jackson St. Sunfield, MI. 48890	1000
Amelia Johnson	1503 Johnson St. Lake Odess, MI. 48849	1000
Valerie McCaul	10299 Tasker Rd. Lake Odess, MI. 48849	1000
Leo Vogt	8505 Hawk Spring Hill Ft. Wayne, IN 46825	1000
Micah Steed	7500 Bayne Rd. Woodland, MI. 48897	1000
Jacob Noorman	718 E. Clinton St. Hastings, MI. 49058	1000
Trevor Lee	12156 Parkview Lane #2B Holland, MI. 49424	1000

C) Regulation D Rule 504 of the securities act was relied upon for exemption from the registration requirements of said Act. We believe that the 50,000,000 shares issued to our founder, Mr. Johnson were exempt from the registration and circular delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. There were no commissions paid on the issuance of the shares.

We believe that the issuance of all consulting shares was exempt from the registration and circular delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares were issued directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of our company that contained the relevant information needed to make their investment decisions. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients of the consulting shares had the opportunity to speak with our management and were placed in the position of understanding and verifying for all of the relevant facts pertaining to their investment decision. There were no commissions paid on the issuance and sale of the shares.

Other Issuances and Sales

In July 2007, the Company completed a private placement that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 48,000 shares of its $0.001 par value common stock for $0.10 per share, for a total amount raised of $4,800. The Company filed its Form D for the transaction pursuant to an exemption provided by Regulation D 504, in that there was no general solicitation for the sale of the securities and the total investment when aggregated with other securities sales did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before and during the Rule 504 offering.

With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf. All such securities issued pursuant to such exemptions are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act, appropriate legends have been placed on the documents evidencing the securities, and may not be offered or sold absent registration or pursuant to an exemption therefrom.

ITEM 6. Other Present or proposed Offerings.

Neither AllegoryPictures, Inc. or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered this Form 1-A.

ITEM 7. Marketing Arrangements.

a)Briefly describe any arrangements known to the issuer or to any person named in response to item 1 or to any security holder in the offering covered by this Form 1-A for any of the following purposes:
1) There are no agreements known to the issuer or any other persons herein named in this Form 1-A, to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.
2) There are no agreements known to the issuer or any other persons herein named in this Form 1-A, to stabilize the market for any of the securities to be offered.
3) There are no agreements known to the issuer or any other persons herein named in this Form 1-A, for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
b) There are no underwriters that intend to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with issuer or experts Named in Offering Statement.

No expert named in this offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of Solicitation of Interest Document.

No publication authorized by Rule 254 was used prior to the filling.

Part II - OFFERING CIRCULAR SUMMARY

You should read the following summary together with the entire offering circular, including the more detailed information in our financial statements and related notes appearing elsewhere in this offering circular. You should carefully consider the matters discussed in "Risk Factors" beginning on page 9.

ALLEGORY PICTURES, INC.

Allegory Pictures, Inc. (hereinafter "API" or "Allegory") is a development stage company incorporated in the State of Nevada on May 11, 2007. API was formed as a media entertainment, production and distribution company. API will provide creative, technical, production and distributive services to both amateur and professional members of the entertainment industry. The film production and distribution business, like the rest of the entertainment industry, is subject to constant change due to market trends, thereby making it extremely competitive. The film production and distribution businesses are complex, because of the speculative high stakes nature of the Industry. Traditional views on film production and distribution focus on an "all or nothing" mentality. The feasibility of high production and distribution costs has rendered the risks of allowing unproven talent access to screen time non cost effective. API's approach assists professional and amateur film makers with the creative and technical production and marketing aspects of their business, allowing access to targeted audience exposure.

Our programs will be tailored to meet the needs and requests of our clients. When utilizing the services provided by API, our clients gain exposure of their vision in a professional high quality format. Both API and our clients will gain a reputable name of distinction within the industry, and complete their primary goal, which is exposure through screen time.

API intents to provide uplifting, family oriented entertainment to targeted audiences based upon viewer preference, which may include any or all of the following, but should not be limited to:

- Feature film;
- home video/ DVD;
- internet based independent films;
- publishing and audio recordings; and
- seminars and special events.

We have not begun to generate revenues from our services. The fees charged for our services will be dependent upon the level and complexity of services the client is interested in utilizing. API's fee structure will be negotiated and established based upon factors such as the level of services requested by the client.

As a result of our recent formation we currently have only one employee, George A. Johnson, who is our Chairman, CEO, President, and controlling shareholder.

Going Concern
Our accountant has raised substantial doubt about our ability to continue as a going concern. According to our accountant, continuation of our Company as a going concern is dependent upon raising funds and generating ongoing revenues from our operations. The financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of Allegory Pictures, Inc. as a going concern. Our cash position may be inadequate to pay all of the costs associated with executing our business plan. Management intends to use current income, borrowings and revenues to mitigate the effects of its cash position; however, no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should we be unable to continue existence.

Our principal executive office address and phone number is:

Allegory Pictures, Inc.
875 Plank Road
Waterloo, Indiana 46793
260-908-0733

The Offering

Shares offered by the selling security holders...	13,838,000 shares of common stock, $0.001 par value per share, which include:
Offering price...	$0.10
Total shares of common stock outstanding as of September 30, 2007	74,748,000.000
Total proceeds raised by us from the disposition of the common stock by the selling security holders or their transferees...	We will not receive proceeds from the disposition of already outstanding shares of our common stock by selling security holders or their transferees.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial information derived from our financial statements. The information should be read in conjunction with the financial statements, related notes and other financial information included in this offering circular.

	From May 11, 2006 (Date of Inception) to September 30, 2007
Revenue	$0.00
Net income (loss) for the period	$(7,470,000.00)
Net income (loss) per share – basic and diluted	$(0.12)
	As at September 30, 2007
Working capital	$1,721.06
Total assets	$1,721.06
Total number of issued shares of common stock	74,748,000
Weighted average shares outstanding	63,942,242.25
Accumulated earnings (deficit) during development stage	$(7,473,128.94)
Total stockholders' equity	$1,671.06

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Allegory Pictures, Inc. As one of our stockholders, you will be subject to risks inherent in our business. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this offering circular before deciding to invest in shares of our common stock. The risks and uncertainties described below are not exclusive. Additional risks and uncertainties not presently known or that the company currently deems immaterial may also impair its business operations. If one or more of the following risks actually occur, the Company's business operations and financial condition could be materially adversely affected. As of the date of this filing, our management is aware of the following material risks:

Risks Relating to an Investment in Allegory Pictures, Inc.:

We are a development stage company organized in May 2007 and have limited operating history, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, potential investors have a high probability of losing their investment.

We were incorporated in May of 2007 as a Nevada corporation. As a result of our recent start up, we have generated limited revenues from operations and have been focused on organizational, start-up, and market analysis activities. Our operating activities during this period consisted primarily of developing contacts for our film production and distribution services. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our services, the level of our competition and our ability to attract and maintain key management and creative talent.

Our prospects are subject to the risks and expenses encountered by start-up companies, such as ours, which are establishing a business as a film production and distribution company. Our limited operating history makes it difficult or impossible to predict future results of our operations. We may not establish the industry recognition required to make us profitable, which might result in the loss of some or all of your investment in our common stock.

You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies in the continually evolving film production industry. These risks include, but are not limited to, an unpredictable business environment, the difficulty of managing growth and the use of our business model. To address these risks, we must, among other things:

- Establish industry name recognition;
- establish and expand our customer base;
- expand our product and service offerings;
- successfully implement our business and marketing strategy;
- provide superior client service;
- respond effectively to competitive and technological developments; and
- attract and retain qualified personnel and talent.

We are significantly dependent on George A. Johnson, our Chairman, CEO and President, who has limited experience in running a business such as ours. The loss or unavailability to Allegory Pictures, Inc. of Mr. Johnson's services would have an adverse effect on our business, operations and prospects which could result in a loss of your investment in us.

The implementation of our business plan is significantly dependent upon the abilities and continued participation of George A. Johnson, our Chairman, CEO, and President. Mr. Johnson is not irreplaceable; however, it would be difficult to replace Mr. Johnson at such an early stage of our development. The loss of, or unavailability to API of Mr. Johnson's services would have an adverse effect on our business, operations and prospects. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Johnson, should his services be unavailable or discontinued. In the event that we are unable to locate or employ personnel to replace Mr. Johnson, we would be required to cease pursuing our business opportunities, which could result in a loss of your investment.

Mr. Johnson is currently involved with other businesses and there can be no assurance that he will continue to provide services to us. We do not have an employment agreement with Mr. Johnson. Mr. Johnson's limited time devotion to API could have an adverse effect on our operations.

We do not have the depth of managerial or technical personnel as may be available to other publicly traded companies. Mr. Johnson is involved with other businesses and there can be no assurance that he will continue to provide services to us. Mr. Johnson does not have an employment agreement with API, and he is under no obligation to provide services to us. Mr. Johnson will continue to devote only a portion of his time to our activities. Mr. Johnson currently devotes approximately 10 hours of his time per week to API, and may or may not devote more time to the company as he deems necessary.

Mr. Johnson, our Chairman, CEO and President is the majority shareholder of API stock.

Mr. Johnson, as our Chairman, CEO and President makes decisions for API at his discretion and not as a result of compromise or vote by members of the board. Mr. Johnson exerts control over the marketing, development and direction that the business will take.

Financial Risks:

Our ability to continue as a going concern is in doubt.

Our accountant has raised a concern regarding our ability to continue as a going concern. API is in the development stage and we have generated limited revenues since our inception. Our source of funds has been the sale of our common stock. We continue to incur operating expenses, legal and accounting expenses, consulting fees and promotional expenses. These factors raise substantial doubt about our ability to continue as a going concern.

We have only recently commenced our film production business and have no significant operating history. Therefore, our business and future prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by early-stage companies using new and unproven business models in rapidly evolving markets. These include significant start-up expenses, obtaining and performing contracts with clients, hiring and retaining qualified personnel, and establishing a reputation in the industry. There is no assurance we will be able to enter into substantial arrangements with clients for our film production business or that we can develop contracts on terms that will be favorable to us or at all. Moreover, even if we enter into any such arrangements, there is no assurance that such arrangements will be profitable.

We will require additional financing in order to implement our marketing plan. In the event we are unable to acquire additional financing, we may not be able to implement our market plan resulting in a loss of revenues and ultimately the loss of your investment.

Due to our start-up nature, we will have to incur the costs of purchasing production equipment, developing new marketing materials, hiring new employees and commencing marketing activities. To fully implement our business plan we will require substantial additional funding. We anticipate that our current cash on hand and the revenue we receive will enable us to maintain minimum operations and working capital requirements for at least twelve months.

Following this offering we will need to raise additional funds to expand our operations. We plan to raise additional funds through private benefactors, registered offerings, debt financing or other sources to maintain and expand our operations. Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our stockholders may lose part or all of their investment.

The issuance of additional shares of stock to obtain additional financing may dilute the holdings of our existing stockholders or reduce the market price of our stock.

Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. API cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock or diluting their stock holdings in us.

We currently have no arrangements to provide for additional financing.

We will need to raise additional funds to expand our operations. We do not have plans in place to provide for this additional financing.

We have incurred losses and may continue to incur losses for the foreseeable future. Continued losses could result in the loss of your investment.

Allegory Pictures, Inc. has incurred losses since inception. Unexpected expenses or changes in the business environment may result in operating losses in the future.

There is no current public market for our common stock; therefore you may be unable to sell your securities at any time, for any reason, and at any price, resulting in a loss of your investment.

As of the date of this offering, there is no public market for our common stock. There can be no assurance that our attempts to obtain sponsorship of our stock through an authorized Pink Sheets market maker for sponsorship will be successful. Furthermore, if our securities are not quoted on the Pink Sheets or elsewhere, there can be no assurance that a market will develop for the common stock or that a market in the common stock will be maintained. As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

Industry Risks:

API may be subject to intellectual property theft.

In our industry, keeping intellectual properties proprietary is of significant importance. If we are unable to protect our intellectual property, for example if word gets out about a potentially successful film or idea, we may become victim to those who are quick to emulate our intellectual property.

We might lose potential revenues due to of piracy of films and related products.

With technological advances, the piracy of films and related products has increased. Unauthorized and pirated copies of our films will reduce the revenue generated by those films and related products.

Our films may not achieve the level of success than we anticipate.

We cannot predict the economic success of any of our films. The revenue derived from the distribution of a film depends primarily upon its acceptance by the public. Currently there are no accurate means of forecasting or predicting a film's public acceptance. The economic success of a film also depends upon the public's acceptance of competing films, critical reviews, the availability of alternative forms of entertainment and leisure time activities, piracy and unauthorized recording, transmission and distribution of films, general economic conditions, weather conditions and other tangible and intangible factors, none of which can be predicted with certainty. We expect to release a limited number of films per year as part of the film slate. The commercial failure of just one of those films could have a material adverse effect on our results of operations in both the year of release and in the future

We will be primarily dependent on our own distribution company for each film.

If our studio distributor (MassiVault) were to fail to perform its distribution duties, or if it were to experience financial difficulties, our ability to distribute films included in the film slate could be hurt, and we may have to seek outside distribution The temporary or permanent loss of equipment or systems through casualty or operating malfunction could reduce our revenues and harm our business.

We may fail to establish prominent media alliances.

One of our keys to success will be securing media alliances (for example" "Late Night With David Letterman", "Jay Leno", "Good Morning America", "Sky Angel", etc.). We might not be able to secure these alliances, and our inability to do so will hurt our ability to generate marketing and company awareness.

There may be a lack of interest among internet users in the services we intend to provide.

This is a new venture which presents an entirely new way of making films. There are no companies currently in existence by which API can be compared. Internet users could show less interest in participating in the filmmaking process than we are anticipating.

API may suffer a decrease in the level of media exposure or popularity of our company as a whole should one of our products not be successful.

If our films and related products are not successful, we could lose potential alliances with mainstream media.

API may experience difficulties with theatrical distribution.

A significant number of our films will be shot by filmmakers with limited experience. We may have difficulty securing theatrical screen time (the use of a theatre screen) in a market saturated with big budget Hollywood films. Even our larger scale feature films may encounter similar difficulties in obtaining screen time.

API may be subject to changing consumer preferences.

Our products are subject to changing consumer preferences. Feature films are, in general, successfully marketed for only a limited period of time. Part of API's strategy is to include viewers in the production process of feature film releases and TV broadcasts. API will utilize traditional methods of anticipating audience demands and market trends. If these releases and broadcasts are not successful, our products may not be sold profitably or may not be sold at all.

We might not be successful in achieving our objectives if there are significant changes in the economic and regulatory environment affecting the financial investment community.

API will be subject to risks related to national economic conditions, changes in the investment climate, changes in interest rates, governmental rules and fiscal policies, and other factors beyond the control of our management. Changes in these economic and regulatory factors could cause investors to refrain from investing in the highly speculative entertainment industry, affecting the businesses of motion picture production and distribution.

Our business may be significantly harmed by a slowdown in the economy.

Films and related products are distributed internationally and are subject to risks inherent in international trade. An overall decline in foreign or domestic economies or their respective entertainment industries, could present negative effects on the distribution and exposure of our films or related products. This, in turn, may discourage clients from utilizing our services or restrict our success in the production and distribution of our products and services, and significantly harm our business, financial condition and liquidity.

We might be disadvantaged by changes or disruptions in the way films are distributed.

The manner in which consumers access film content has undergone rapid and dramatic change. Some ancillary means of distribution, such as the DVD market, have gained importance, while others have faded. We cannot assure that new distribution channels will be as profitable for the film industry as today's channels are or that we will successfully exploit any new channels. We cannot assure that current distribution channels, such as the DVD market, will maintain their profitability. In addition, films and related products which are distributed internationally and are subject to risks inherent in international trade including war and acts of terrorism, instability of foreign governments or economies, fluctuating foreign exchange rates and changes in laws and policies affecting the trade of movies and related products.

API may experience uncertainties with our entry into the film production business.

We have only recently entered into the film-production business. While our President, Mr. Johnson has experienced moderate success with his previous feature film debut, API is attempting a new way of making films, which may or may not prove to be successful.

To the extent that we expand our operations to new markets, our business operations may suffer from our lack of experience, which may adversely affect our revenues.

Currently, Allegory is based in Indiana. Depending on market needs, staff availability, and other unforeseen events, the final company structure may vary from the current proposed company structure. Any difficulties encountered by us in this regard could adversely affect our operating results, slow down our expansion plans, and diminish our revenues.

API will suffer if it fails to become a leader in the field.

The success of our production and marketing strategies to produce and distribute independent film projects is greatly dependant on our ability to reach the market place first. Recognition as the innovating pioneers of a new entertainment medium is crucial to our success. Failure to be first to market and establish dominant name recognition could ultimately lead to the failure of our marketing plan.

Accounting related to the production of our films may result in significant fluctuations in our reported income or loss.

Accounting rules require that our consolidated statements of net income reflect losses suffered by the film slate, even if we do not have to fund those losses ourselves. The result may be significant fluctuations, and increasing volatility, in our reported financial results.

Allegory Pictures, Inc. is a Penny Stock:

Because our common stock is deemed a low-priced "Penny" stock, an investment in our common stock should be considered high risk and subject to marketability restrictions. These marketability restrictions may prevent you from liquidating your stock, thus causing a loss of your investment.

Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act, it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

- Deliver to the customer, and obtain a written receipt for, a disclosure document;
- disclose certain price information about the stock;
- disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
- send monthly statements to customers with market and price information about the penny stock; and
- in some circumstances, approve the purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

ABOUT THIS OFFERING CIRCULAR

You should only rely on the information contained in this offering circular. We have not, and the selling security holders have not, authorized anyone to provide information different from that contained in this offering circular. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this offering circular is accurate as of any date other than the date on the front of the document.

AVAILABLE INFORMATION

We are not required to deliver annual reports to stockholders. However, upon completion of this offering, we may become subject to the informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the requirements of the Exchange Act, we may file periodic reports and other required information with the SEC.

We intend to furnish to our stockholders annual reports containing financial statements prepared by an independent public account and quarterly reports containing unaudited interim financial statements for the first three-quarters of each fiscal year.

We have filed with the Commission a registration statement on Form 1-A under the Securities Act of 1933 with respect to the securities offered in this offering circular. This offering circular does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this offering circular, reference is made to such registration statement, exhibits and schedules. Statements contained in this offering circular as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules, may be reviewed and copied at the SEC's public reference facilities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Offering circular Summary," "Risk Factors," "Plan of Operation," "Description of Business," and elsewhere in this offering circular constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "intends to," "estimated," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors," "Plan of Operation" and elsewhere in this offering circular. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to update any of the forward-looking statements after the date of this offering circular to conform forward-looking statements to actual results.

We make statements in this offering circular and in the documents we incorporate by references that are considered forward-looking statements within the meaning of the Securities Act and the Exchange Act. Sometimes these statements contain words such as "may," "believe," "expect," "continue," "intend," or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other factors that could cause our actual performance or achievements to be materially different from those we project. The following factors, among others, could cause materially different results from those anticipated or projects:

- Heightened competition;
- failure to identify, develop or profitably manage additional businesses;
- failure to obtain new customers or retain existing customers;
- inability to carry out marketing and sales plans;
- inability to obtain capital for future growth;
- loss of key executives; and
- general economic and business conditions.

We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees.

SELLING SECURITY HOLDERS

The shares to be offered by the selling security holders are "restricted" securities under applicable federal and state laws and are being registered under the Securities Act of 1933, as amended (the "Securities Act") to give the selling security holders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

Each of the selling security holders has no agreement or understanding, directly or indirectly, with any person to distribute such securities. The selling security holders either purchased their stock in the ordinary course of business or received stock in lieu of cash for services rendered to the business during the start up phases of API.

Other than the costs of preparing this offering circular and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

SELLING SECURITY HOLDER INFORMATION

The following is a list of selling security holders who own an aggregate of 13,838,000 shares of common stock covered in this offering circular.

	Before Offering				
Common Stock owners	Numnber of Shares of Common Stock Owned (1)	Total Number of Shares Benefically Owned (1)	Percentage of Shares Owned (1)	Number of Shares Offered (1)	Shares Owned After Offering
George Johnson Jr. 1503 Johnson St. Lake Odessa, MI 48849	1000	1000	.0013	1,000	0
Julie Gallivan 194 Jackson St. Sunfield, MI 48890	1000	1000	.0013	1000	0
Ben Johnson Jr. 1503 Johnson St. Lake Odessa, MI 48849	1000	1000	.0013	1000	0
Amelia Johnson. 1503 Johnson St. Lake Odessa, MI 48849	1000	1000	.0013	1000	0
Roger and Naomi Wilson 1304 Ionia St. Lake Odessa, MI 48849	2000	2000	.0026	2000	0
Karen Johnson 875 plank Road Waterloo, IN 46793	1000	1000	.0013	1000	0
Trevor Lee 12156 Parkview Lane #2B Holland, MI 49424	1000	1000	.0013	1000	0
Eric and Kelly Strong 109 Maxton Dr. Butler, IN 46721	1000	1000	.0013	1000	0
Larry and Keri Lee 9780 Morse Lake Ave. Alto, MI 49302	1000	1000	.0013	1000	0
Donald Pierce 8726 Lawrence Hwy. Vermontville, MI 49096	1000	1000	0.0013	1000	0
Leo Vogt 8585 Hawk Spring Hill, Ft. Wayne, IN 46825	1000	1000	0.0013	1000	0
Bridget Vogt 8505 Hawk Spring Hill Ft. Wayne, IN 46825	1000	1000	0.0013	1000	0

Micah and Sara Steed 7500 Bayne Rd. Woodland, MI 48897	1000	1000	0.0013	1000	0
Jacob and Kris Noorman 718 E. Clinton St. Hastings, MI 49058	2000	2000	0.0026	2000	0
Jean Rothhaar 7707 Gun Lake Rd. Delton, MI 49046	1000	1000	0.0013	1000	0
Christine M. Starr 1869 Eagle Lake Dr. Auburn, IN 46706	1000	1000	0.0013	1000	0
George Halama 545 108th Lane NW Coon Rapids, MN 55448	2000	2000	0.0026	2000	0
Tony Covely 3508 County Road 11 Corunna, IN 46730	1000	1000	0.0013	1000	0
Ginger Covely 3508 County Road 11 Corunna, IN 46730	1000	1000	0.0013	1000	0
Lance Burton 233 Yukon Pass Auburn, IN 46706	1000	1000	0.0013	1000	0
John and Susan Geyer 304 Meadowmere Dr. Butler, IN 46721	1000	1000	0.0013	1000	0
Lindy Hynes 13190 Dow Rd. Sunfield, MI 48890	1000	1000	0.0013	1000	0
Beth Hynes 13190 Dow Rd. Sunfield, MI 48890	1000	1000	0.0013	1000	0
Valerie McCaul 10299 Tasker Rd. Lake Odessa, MI 48849	1000	1000	0.0013	1000	0
Rachel McCaul 10299 Tasker Rd. Lake Odessa, MI 48849	1000	1000	0.0013	1000	0
Terry Dennison 735 N. Broadway Hastings, MI 49058	1000	1000	0.0013	1000	0
Josh Snyder 3945 County Road 61 Butler, IN 46721	5000	5000	0.0066	5000	0
Chris Pisano 1608SW Hedgewood Lane Lee's Summit, MO 64081	1000	1000	0.0013	1000	0
Mike Reynolds 2329 North 700 West Decatur, IN 46733	2500	2500	0.0033	2500	0
Joy Reynolds 2329 North 700 West	2500	2500	0.0033	2500	0

Decatur, IN 46733					
Ray Wilcox 8605 Grand Ledge Hwy Sunfield, MI 48890	1000	1000	0.0013	1000	0
Janice Richards 884 Beech St. Lake Odessa, MI 48849	1000	1000	0.0013	1000	0
Kendall and Kerry Wilcox 13189 Round Lake Rd. Sunfield, MI 48890	1000	1000	0.0013	1000	0
Matt and Beverly Murray 733 Blackfoot Ct. Coldwater, MI 49036	1000	1000	0.0013	1000	0
Max Shumaker 518 W. Lincoln St. Ashley, IN 46705	1000	1000	0.0013	1000	0
Leta True 1304 Walker Ct. Auburn, IN 46706	3000	3000	0.0033	3,000	0
Terry L. Stafford (4) 507 Washington St. Farragut, IA 51639	350,000	350,000	.4682	350,000	0
Marvin Rhodes (4) 3005 Oak Ct. Marion, IL 62959	350,000	350,000	.4682	350,000	0
Michael Judd (4) 2357 Griffith Park Blvd. Los Angeles, CA 90039	350,000	350,000	.4682	350,000	0
Michael Hynes (4) 17610 Chase St. Northridge, CA 91325	350,000	350,000	.4682	350,000	0
Brian Kistler (4) 6461 N 100 E Ossian, IN 46777	2,100,000	2,100,000	2.8094	2,100,000	0
Greg Fields (4) 918 Perry Woods Cove Ft. Wayne, IN 46845	700,000	700,000	.9364	700,000	0
Scott Sproat (4) 6112 Deer Track Cove Auburn, IN 46706	70,000	70,000	.0936	70,000	0
Samantha Lee (4) 9780 Morse Lake Ave. Alto, MI 49302	35,000	35,000	.0468	35,000	0
George Johnson Jr. (4) 1503 Johnson St. Lake Odessa, MI 48849	2,100,000	2,100,000	2.8094	2,100,000	0
Lindy Hynes (4) 13190 Dow Rd. Sunfield, MI 48890	2,100,000	2,100,000	2.8094	2,100,000	0

Ben Johnson Jr. (4) 1503 Johnson St. Lake Odessa, MI 48849	1,400,000	1,400,000	1.8729	1,400,000	0
Julie Gallivan (4) 194 Jackson St. Sunfield, MI 48890	700,000	700,000	.9364	700,000	0
Amelia Johnson (4) 1503 Johnson St. Lake Odessa, MI 48849	700,000	700,000	.9364	700,000	0
Valerie McCaul (4) 10299 Tasker Rd. Lake Odessa, MI 48849	700,000	700,000	.9364	700,000	0
Leo Vogt (4) 8585 Hawk Spring Hill, Ft. Wayne, IN 46825	700,000	700,000	.9364	700,000	0
Micah Steed (4) 7500 Bayne Rd. Woodland, MI 48897	350,000	350,000	.4682	350,000	0
Jacob Noorman (4) 718 E. Clinton St. Hastings, MI 49058	350,000	350,000	.4682	350,000	0
Trevor Lee (4) 12156 Parkview Lane #2B Holland, MI 49424	35,000	35,000	.0468	35,000	0
Robert Hynes (4) 3120 Rush Creek Dr. SW Byron Center, MI 49315	350,000	350,000	.4682	350,000	0
	13,838,000	13,838,000	18.5097	13,838,000	

(1) All Shares owned in this column and all percentages are based on 74,748,000 shares of common stock issued and outstanding on May 11, 2007.

(2) This table assumes that each security holder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this offering circular. Selling security holders are not required to sell their shares. See "Plan of Distribution" beginning on page 19.

(3) Assumes that all shares registered for sale by this offering circular have been issued and sold.

(4) Shares received for services rendered.

Plan of Distribution

As of the date of this offering circular, we have not been advised by the selling security holders as to any plan of distribution.

There is no public market for our securities. We intend for our stock to be quoted on the Pink Sheets. We plan to contact an authorized Pink Sheet market maker for sponsorship of our securities on the Pink Sheets; however, there can be no assurance that NASD will approve the inclusion of our common stock. Although we have not engaged a market maker to apply for the quotation of our securities on the Pink Sheets, we anticipate doing so upon registration of our securities in this offering circular. We believe it may take up to 12 months prior to receiving our quotation after submittal, if it is approved at all. Quotation of our common stock on the Pink Sheets may provide for liquidity in our common stock; however there is no assurance of such liquidity.

Distributions of the shares by the selling security holders may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

- A block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this offering circular;
- exchange distributions and/or secondary distributions;
- sales in the over-the-counter market;
- underwritten transactions;
- ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
- privately negotiated transactions.

Such transactions may be effected by the selling security holders at market prices prevailing at the time of sale or at negotiated prices. The selling security holders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling security holders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling security holders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling security holders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

In connection with sales of the common stock under this offering circular, the selling security holders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders also may sell shares of common stock short and deliver them to close out the short positions or loan or pledge the shares of common stock to broker-dealers that in turn may sell them. The selling security holders and any underwriters, dealers or agents that participate in distribution of the shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurances that the selling security holders will sell any or all of the shares offered under this offering circular.

DETERMINATION OF OFFERING PRICE

We have determined the offering price to be $0.10. The offering price was determined by our last private placement sale of $0.10.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of our board of directors serve for one year terms and are elected at the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors. Information as to our current director and executive officer is as follows:

Name	Age	Title
George A. Johnson	33	Chairman, CEO, President
Karen G. Johnson	33	Secretary

Duties, Responsibilities and Experience

George A. Johnson Mr. Johnson has been the Chairman, CEO, and President since the founding of Allegory Pictures, Inc. in May 2007.

Karen G. Johnson Mrs. Johnson has been the Secretary/Treasurer of Allegory Pictures, Inc. since the first board meeting on May 12, 2007.

Election of Directors and Officers

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding, which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Audit Committee and Financial Expert

We do not have an Audit Committee. Our Chairman, George A. Johnson, performs some of the same functions of an Audit Committee, such as: recommending an independent registered public accounting firm to audit the annual financial statements; reviewing the independence of the independent registered public accounting firm and its audit report, and API's financial statements; and reviewing management's administration of the system of internal accounting controls. API does not currently have a written audit committee charter or similar document.

We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive and that the services of a financial expert are not warranted.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

(1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2) Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
(3) Compliance with applicable governmental laws, rules and regulations;
(4) The prompt internal reporting of violations of the code to an appropriate person or persons

identified in the code; and
(5) Accountability for adherence to the code.

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

We made our decision to not adopt a code of ethics, based upon our having only one officer and director operating as the management for API. We believe that as a result of the limited interactions which occur as a result of having such a small management structure for API, it eliminates the current need for such a code, in that violations of such a code would be reported to the party generating the violation.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors performs some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we are a development stage company with limited operations and resources.

SECURITY OWNERSHIP OF BENEFICAL OWNERS AND MANAGEMENT

The following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock on September 30, 2007, held by those persons known to beneficially own more than 5% of our capital stock and by our directors and executive officers.

The percentage of beneficial ownership for the following table is based on 74,748,000 shares of common stock outstanding as of September 30, 2007.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes (unless footnoted) shares of common stock that the stockholder has a right to acquire within 60 days after September 30, 2007 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Security Ownership of Management

Name of Beneficial Owner (1)	Number Of Shares	Percent Before Offering (2)	Percent After Offering (2)
George A. Johnson, Chairman, CEO and President	50,000,000	67%	67%
Karen G. Johnson, Treasure	5,000,000	7%	7%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of API.
(2) Figures are rounded to the nearest percent.

DESCRIPTION OF SECURITIES

Common Stock

Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock, $0.001 par value per share, of which 74,748,000 shares were outstanding as of September 30, 2007. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the board of directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of Allegory Pictures, Inc., the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Transfer Agent

The transfer agent for the common stock will be Madison Stock Transfer, 1688 East 16h Street, Brooklyn, New York 11229.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of Allegory Pictures, Inc. as of September 30, 2007 are included in this offering circular and have been prepared by Summit CPA Group, Fort Wayne, Indiana an independent public accounting firm, as set forth in its report appearing elsewhere in this offering circular and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

The legality of the shares offered hereby will be passed upon for us by Barbara A. Moran, Esquire, our independent legal counsel.

Neither Jody Grunden, CPA, or Barbara A. Moran, Esquire has been hired on a contingent basis, will receive a direct or indirect interest in Allegory Pictures, Inc. or have been a promoter, underwriter, voting trustee, director, officer, or employee, of Allegory Pictures, Inc.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No director of Allegory Pictures, Inc. will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any director since provisions have been made in the articles of incorporation limiting liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

- Any breach of the director's duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law; or
- for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when the board of directors approves settlement and reimbursement as being for our best interests.

Our officer and director are accountable to us as a fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Allegory Pictures, Inc.. In the event that a stockholder believes the officer and/or director has violated his fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder's rights, including rights under federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in Allegory Pictures, Inc. in connection with a sale or purchase, including the misapplication by any officer or director of the proceeds from the sale of these securities, may be able to recover losses from us.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is unenforceable.

DESCRIPTION OF BUSINESS

MOTION PICTURE PRODUCTION AND DISTRIBUTION BUSINESS

General

Allegory Pictures, was originally formed to produce mid level commercials and music videos, making national quality productions available to smaller companies with "local production" budgets. In 2004, API released its first theatrical film, "DREAMER: The Movie", which was produced with basic video equipment for only $30,000. To the best of our knowledge, the film is the world's first "YouTube" style movie (meaning that it was shot entirely by amateurs with "prosumer" video equipment. Prosumer equipment is amateur equipment with some professional features.).

On May 11, 2007, API became incorporated as a C-Corporation, and began to focus more heavily on feature film production and internet-based entertainment. API established a reputation for "national quality work for local quality budgets" and is now gearing up to become a world leader in internet, TV, and theatrical entertainment.

Allegory Pictures, Inc. is a development stage film production and distribution studio with the technical, creative and production capabilities to afford a new generation of animation, feature film and television artists, an opportunity to create and distribute professional quality productions, nationally or internationally. API's objective is to match technology with world-class creative talent to develop and distribute film and television projects that will appeal to specific targeted audiences.

One of the keys to the success of API is to be recognized as an industry leader, within the industry as well as with our client customers. It is imperative that we are recognized for providing client customers with the ability to reach their targeted audiences with superior entertainment products. Strong name recognition, customer loyalty, and client referrals are paramount to our success.

In the entertainment industry it is not enough to guide customers through the creative process, providing answers to questions, assisting with technical support, or merely completing a project in a timely manner. Market competition requires that we build a strong reputation of excellence in order to meet the needs of our clients and their customers.

Motion Picture Production and Distribution Background

API is a motion picture production and entertainment distribution studio. Our client base will be comprised of both amateur and professional film makers. We must have an understanding of the underlying principals that originally created and now bind the industry together. Interestingly, while film makers and distributors have been in existence for many years, the necessity of one was evolved out of the practices of the other.

The growth and development of the motion picture industry was based on artistic interpretations depicting the human condition as an entertainment medium enhanced through developing technology. Documentation, emulation, historical preservation and entertainment have been the driving catalysts for this once fledging curiosity of the early 20th century to evolve into the multibillion dollar industry of today.

Techniques used for producing simple two-dimensional images in motion on film came into use as early as the 1860s.These machines were simple devices that could display multiple still pictures at varying speeds so they would appear to be moving. The art of posing these primitive images to achieve their desired effect laid the foundation for what later became animated film.

As technology advanced it became possible to film objects in motion in real time. However, viewers needed to look into special devices such as the nickelodeon, to see the pictures. By the 1880s, the motion picture camera and projector were developed. These devices allowed multiple still frames to be shot and stored on a reel of film and then be replayed in real time, magnified onto a viewing screen that could accommodate large audiences. These early silent films were shown without editing as purely visual art.

As technology advanced and filming techniques improved, it became profitable for these early film studios to create and produce entertaining films with mass public appeal. What we now know as the motion picture studio industry, was born. However, the studios films were soon played exclusively studio owned theaters strategically spread out across the country.

In 1948 studio control over film distribution was greatly weakened in the United States. The United States v. Paramount Pictures, Inc. upheld that the distributing practices of the major film studios violated U.S. Anti-Trust laws. Studios' were forced to sell all of their theatres. Studios would no longer hold exclusive rights on which theaters could show their films. This opened the door for the creation of independent film distributors, acting as middlemen between film production companies and film exhibitors, allowing film makers the opportunity to compete for screen time for their films.

In the film business of today, a distribution refers not only to the marketing and circulation of movies in theaters. Today distribution is inclusive of for home viewing (DVD, Video-On-Demand, Download, Television, etc).

Ultimately it is the responsibility of the "distributor" to promote and market films in such a way as to reach the largest segment of its target audience and turn a profit for its producers and exhibitors and in turn themselves. To this end the distributor usually secures contracts stipulating the amount of the gross sales to be paid to the distributor, audits sales receipts, assures physical delivery by release day, as well as the creation of posters, newspaper and magazine advertisements, television commercials, trailers, and other types of advertising.

ALLEGORY PICTURES, INC.

OUR STRATEGY

Allegory Pictures, Inc. is a developing film production and distribution studio with the technical, creative, production and distribution capabilities to afford a new generation of animation, feature film and television artists, an opportunity to create and distribute professional quality productions, nationally or internationally.

API's objective is to match technology with world-class creative talent to develop and distribute film and television projects that will appeal to specific targeted audiences.

Allegory Pictures, Inc., will provide a new generation of animation, feature film and television artists, with technical, creative, production and distribution services. API's objective is to match technology with world-class creative talent to develop and distribute film and television projects that will appeal to specific targeted audiences on a national and international level.

Allegory Pictures, Inc. will initially be made up of five branches. The branches include;

- **Allegory Pictures**, which will create mainstream motion picture entertainment;
- **Remember Entertainment**, which will create Christian-based family entertainment;
- **i-Produce Films**, which will produce internet based low-budget independent films and create the world's largest interactive film community;
- **The API Channel**, a cable channel dedicated to independent film and television; and
- **MassiVault**, a worldwide distributor of films, home videos, and other forms of entertainment, including, but not limited to, publishings and audio recordings.

Allegory Pictures, Inc. is seeking $1 million in equity to bring the Company through its creation and initial acquisition of equipment, and production and distribution expenses. Once enough funding is obtained to create and launch www.iproducefilms.com, the company will begin generating monthly revenues, which will, in turn, be used to produce and distribute future productions. API's vision is to create entertainment that falls into our own unique genre, known simply as "Lift". Whatever the story may be, the ultimate goal will always be to lift the spirits of viewers, and give them hope for their future.

In its startup year (2008), Remember Entertainment will begin Phase I of production on the animated home video series and will produce episode 1 of a live action home video series. API will also focus on launching its independent filmmaking branch, i-Produce Films. The website, www.iproducefilms.com, will be created and launched. Marketing strategies will be put into action. MassiVault will also seek to begin distributing some published materials, and possibly episode 1 of Remember Entertainment's live action home video series.

II. The Three Branches of API

Upon launching, API's three individual branches will work harmoniously to promote and strengthen each other as the company finds its audience, and establishes itself as a competitive leader in the industry. While the mission of each branch will vary, the ultimate common vision for clean, uplifting entertainment will be the foundation on which each is built.

1. ALLEGORY PICTURES (AP)

API's "Mainstream" motion picture company, Allegory Pictures will develop and produce high quality films that are appealing to a very broad and general audience. Current releases that fit within the vision of Allegory Pictures, and represent what the company hopes to achieve, would be "Spider-Man", "Cars", "Seabiscuit", "Star Wars Episode III: Revenge Of The Sith", "Rocky", and "The Breakup".

2. REMEMBER ENTERTAINMENT (RE)

API's "Religious" motion picture and home video entertainment company, Remember Entertainment (hereinafter "RE") will develop and produce medium to ultra-high quality Christian productions that are geared toward the Children and Family markets. Current releases that fit within the vision of Remember Entertainment, and represent what the company hopes to achieve, would be "VeggieTales", "The Donut Man", "The Chronicles Of Narnia: The Lion, The Witch, And The Wardrobe", "The Prince Of Egypt", "Evan Almighty", and "Facing The Giants".

3.MASSIVAULT (MV)

API's distribution company. MassiVault (MV) will distribute all API materials, and eventually accept and distribute outside submissions.

III MARKET AND COMPETIVE OVERVIEW

There are countless motion picture companies in the United States and throughout the world, but very few to none with the specific vision of Allegory Pictures, Inc. API is dedicated to providing clean, inspiring, and relentlessly creative entertainment to the poorly served "Family" and "Religious" movie audiences.

All-Time USA Box office

Rank	Title	USA Box Office	MPAA
1.	Titanic (1997)	$600,779,824	PG-13
2.	Star Wars (1977)	$460,935,665	PG
3.	Shrek 2 (2004)	$436,471,036	PG
4.	E.T. the Extra-Terrestrial (1982)	$434,949,459	PG
5.	Star Wars: Episode I - The Phantom Menace (1999)	$431,065,444	PG
6.	Pirates of the Caribbean: Dead Man's Chest (2006)	$423,032,628	PG-13
7.	Spider-Man (2002)	$403,706,375	PG
8.	Star Wars: Episode III - Revenge of the Sith (2005)	$380,262,555	PG-13
9.	The Lord of the Rings: The Return of the King(2003)	$377,019,252	PG-13
10.	Spider-Man 2 (2004)	$373,377,893	PG-13
11.	The Passion of the Christ (2004)	$370,270,943	R
12.	Jurassic Park (1993)	$356,784,000	PG-13
13.	The Lord of the Rings: The Two Towers (2002)	$340,478,898	PG-13
14.	Finding Nemo (2003)	$339,714,367	G
15.	Spider-Man 3 (2007)	$330,631,989	PG-13
16.	Forrest Gump (1994)	$329,691,196	PG-13
17.	The Lion King (1994)	$328,423,001	G
18.	Harry Potter and the Sorcerer's Stone (2001)	$317,557,891	PG
19.	The Lord of the Rings: The Fellowship of the Ring(2001)	$313,837,577	PG-13
20.	Star Wars: Episode II - Attack of the Clones (2002)	$310,675,583	PG
21.	Star Wars: Episode VI - Return of the Jedi (1983)	$309,125,409	PG
22.	Independence Day (1996)	$306,124,059	PG-13
23.	The Pirates of the Caribbean: Curse of the Black Pearl (2003)	$305,388,685	PG-13
24.	Shrek the Third (2007)	$299,663,175	PG
25.	The Sixth Sense (1999)	$293,501,675	PG-13
26.	The Chronicles of Narnia (2005)	$291,709,845	PG
27.	The Sixth Sense(1999)	$293,501,675	PG-13
28.	The Chronicles of Narnai: The lion, the Witch and the Wardrobe	$291,709,845	PG
29	Star Wars:Episode V-The Empire Strikes Back(1980)	$290,158,751	PG
30.	The Matrix: Reloaded (2003)	$281,492,479	R

Only 2 of the top 30 all-time highest grossing films ("The Passion" and "The Matrix: Reloaded") are rated "R" (and both of these films are religious in nature). It is common knowledge that audiences would like to see more Family and Religious films without having their personal sense of morality attacked with profanity, adult content, and excessive violence.

It is the vision of API to meet the needs of the family and religious audiences, and create entertainment that is fresh, unique, and favored among the top films in their class, while avoiding the questionable content that leaves many viewers feeling violated.

Film production and distribution is a multi-billion dollar industry. See the chart below which details the multi-billion dollar US market.



Box Office Trends
$10.0
$9.0
$8.0
Billions USD
$9.52
$9.49
$9.54
$8.99
$9.49
-0.3%
+0.5%
-5.7%
+5.5%
2002
2003
2004
2005
2006

Source: MPAA

In 2006, annual US Box Office receipts went up from $8.99 billion (in 2005) to $9.49 billion.

After it's theatrical release, a film has an additional wave on ancillary revenues, such as Home Video/DVD, Cable, Satellite, Internet Download, Video On Demand, Pay Per View, and rentals. Below are the top 10 DVD sales for films released in 2006:

2006 Top 10 Home Entertainment Sell-Through Titles

by Unit Sales*

Rank	Title	Distributor	Box Office (USD MM)	Units Sold (MM)
1	Pirates of the Caribbean: Dead Man's Chest	Buena Vista	$423.3	14.4
2	Cars	Buena Vista	244.1	13.5
3	The Chronicles of Narnia: The Lion, the Witch, and the Wardrobe	Buena Vista	291.7	11.4
4	Harry Potter and the Goblet of Fire	Warner Bros.	290.0	10.1
5	Wedding Crashers	New Line	209.2	8.4
6	King Kong	Universal	218.1	7.6
7	Over the Hedge	DreamWorks	155.0	7.4
8	Ice Age: The Meltdown	Fox	195.3	7.3
9	Walk the Line	Fox	119.5	7.1
10	The Little Mermaid - Platinum Edition**	Buena Vista	n/a	6.4

Source: Home Media Retailing

** includes both DVD and VHS*
*** Re-Release*

API's goal is to make additional income by making it's productions available on the internet. Internet usage has become increasingly common place, and is a mostly unexplored film venue. The chart below shows the steady rise of internet usage in US households:



Internet Households
Millions
75
70
65
60
55
50
2002
2003
2004
2005
2006
55.4
50.7% Penetration
59.4
54.0% Penetration
65.1
58.0% Penetration
69.1
61.5% Penetration
72.3
64.9% Penetration
Source: US Census Bureau, IDC
Penetration is calculated as a percentage of total US households

An additional vane of revenue is generated when production becomes available to cable users. The charts below give numbers for US Cable Households, Satellite Households, and Video On Demand Households (ie: ancillary distribution markets for API films):

Basic Cable Households*

BASIC CABLE

Year	TV Households (MM)	Basic Cable Households (MM)	% Change Basic Cable HHs		Basic Cable Penetration Rate (% of TV HHs)
			Prev. Period	2006	
2006	**111.4**	**71.4**	**-2.5%**	-	**64.1%**
2005	110.2	73.2	-0.9%	-2.5%	66.4%
2004	109.6	73.9	0.0%	-3.4%	67.4%
2003	108.4	73.9	2.4%	-3.4%	68.2%
2002	106.7	72.2	-1.4%	-1.1%	67.7%
2001	105.5	73.2	5.3%	-2.5%	69.4%
2000	102.2	69.5	11.0%	2.7%	68.0%
1996	95.0	62.6	N/A	14.1%	65.9%
1986	85.9	39.2	N/A	82.1%	45.6%

Source: Nielsen Media Research

** Refers to wired cable households with basic cable*

Satellite Households

SATELLITE

Year	Satellite Households (MM)	% Change	
		Prev. Period	2006
2006	**27.4**	**22.9%**	-
2005	22.3	0.5%	22.9%
2004	22.2	14.4%	23.4%
2003	19.4	10.2%	41.2%
2002	17.6	36.4%	55.7%
2000	12.9	34.4%	112.4%
1999	9.6	15.7%	185.4%
1998	8.3	29.7%	230.1%
1997	6.4	45.5%	328.1%
1996	4.4	-	522.7%

Source: Nielsen Media Research

Video On Demand (VOD) Households*

VOD

Year	TV Households (MM)	VOD Households* (MM)	VOD Penetration Rate (% of TV HHs)
2006	**111.4**	**29.9**	**26.8%**
2005	110.2	27.3	24.8%
2004	109.6	16.9	15.4%
2003	108.4	9.5	8.8%
2002	106.7	6.0	5.6%
2001	105.5	2.5	2.4%
2000	102.2	0.4	0.4%

Video on Demand is an advanced pay-per-view programming service which enables viewers to order and watch movies on demand and to pause, rewind or fast-forward them.

Source: *Nielsen Media Research, Adams Media Research*

** Historical figures have been updated by source*

VOD (Video On Demand) has shown massive growth in recent years, rapidly swelling from 400,000 US Households in 2000 to 29.9 million in 2006. The chart below illustrates the amount US consumers spend on entertainment. The portion of that disposable income that Allegory seeks to capture is TV, Home Video, Internet and Recorded Music.

Total Media Spending (US):


Consumer Spending per Person per Year*
(USD)
$217.43
$108.22
$61.51
$89.57
$74.55
$52.76
$47.26
$236.28
$122.26
$59.72
$91.84
$77.09
$49.46
$46.56
$258.49
$125.45
$59.60
$92.49
$81.41
$52.03
$47.38
$283.21
$115.24
$57.11
$95.62
$81.50
$51.18
$47.64
$306.25
$114.24
$55.84
$97.04
$87.73
$52.00
$47.30
2002
2003
2004
2005
2006p
TV
Home Video
Consumer Internet
Consumer Books
Other
Newspapers
Recorded Music
Consumer Magazines

Note: TV includes Broadcast TV and Cable & Satellite TV (Basic & Premium services).
Note: Other includes Box Office, Video Games, Mobile Content, Broadcast/Satellite Radio.

Source: *Veronis Suhler Stevenson*

** Historical figures have been updated by source*

Once a film has its theatrical release, the doors to all ancillary markets open much more readily. The difficult part of the distribution process is getting a film in theaters. It is an extremely competitive marketplace, and a massively expensive process, costing tens of millions of dollars per film. The following charts give sample costs for getting a film into theaters:



MPAA Member Company Average Theatrical Costs
$105.8
$100.5
$99.7
$100.3
$78.2
$39.5
$34.8
$36.1
$34.5
$30.4
$66.3
$65.7
$63.6
$65.8
$47.8
$100
$80
$60
$40
$20
$0
Millions USD
2002
2003
2004
2005
2006
Marketing Costs
Negative Costs
Source: MPAA
Note: All data adjusted to exclude MGM.

As this chart reveals, even if a company can produce a film for $20 million or less, they can still expect to pay an additional $80-$100 million in marketing expenses.

This is why smaller films (such as those initially produced by API) tend to seek out "limited" theatrical releases. A "limited" release can mean anything from screenings in 1 or 2 theaters to 200-300 theaters or more, depending upon the scale of the film, the marketing budget available, and the interest of theater owners.

This is a much less expensive approach to releasing a film theatrically. While the film does not receive a major opening weekend, and a wide release in over 4000 theaters, it does get the chance to prove itself in select markets, and, if successful, can grow into a wider release over time. This is the approach that API will initially seek to use, while in the process of establishing it's name as a leader in the motion picture industry.

It is the vision of API to give films a limited theatrical release at a fraction of the normal expense through creative marketing and alliances:

- During the production of the first API Film, API will launch both traditional and innovative "free" and "low cost" ad campaigns (in the form of Press Releases and News Stories) to draw worldwide attention to www.iproducefilms.com, and the company's film projects. At the time of the company's first independent film release, API has a goal of 2 million active users on the site. This will be achieved through traditional web marketing, as well as alliances with like-minded, national organizations.

- When the film is released, it will have an audience of at least 2 million who are anxious to see it, being that they have participated in the production process, and thereby have an emotional connection to the project. (API's goal is to increase this number to 10 million within 5 years). Having such a large initial audience will make the film appealing to theater chains, but there is still the matter of marketing the film (a traditionally multi-million dollar venture).

- API will seek a "mutual benefit" contract through an alliance with a national theater chain. In exchange for promoting API films by running provided trailers for two weeks prior to the movie's release, and showing API films for a minimum of one week on one screen in each of it's theaters, API will post the theater's show time information on the site, where it can be viewed by millions of people, with a link to the theater's homepage. The theater chain will receive exclusive rights to show API films. (Example: "If you want to see YOUR API film on the big screen, you've got to go to the Rave Motion Picture Company!"). Agreeable ticket sale compensation will be negotiated with the selected theater chain.

Additionally, API will save millions of dollars by showing its films in theaters with digital projection, cutting out the need for expensive film prints and shipping.

The "MPAA Member Company Average Theatrical Costs" chart on the previous page reveals how expensive film prints are, averaging $65 million over the past four years. The cost of releasing a digital film is significantly lower, as no costly film prints are required. The following chart demonstrates the rising number of digital theater screens in the US. It is API's belief that digital projection is the future of theatrical movie presentations.

Worldwide Digital Cinema Screens*



3,000
2,500
2,000
1,500
1,000
500
0
30%
308%
19%
76%
154%
253%
30
39
159
190
334
848
2,996
2000
2001
2002
2003
2004
2005
2006

Source: Screen Digest **Historical figures updated by source*

API's first film, "DREAMER: The Movie", was released digitally, and averaged a cost of less than $30 per theater, which included a DVD, shipping, and marketing materials. API's films will be shot in HD, and will likely require slightly higher costs in order to maintain the quality, but still just a fraction of the cost of releasing a movie on film.

When "DREAMER: The Movie" was released in 2004,there were few digital screens available, but in the past two years, the digital cinema screens have grown in such numbers that a digital film may now experience a major theatrical release.

IV. ALLEGORY PICTURES, INC'S. CURRENT BUSINESS

Allegory Pictures was formed in 2000, as a part-time additional stream of income, to produce mid-level commercials and music videos. Writer/Director/Producer George A. Johnson owned and operated the company entirely on his own.

Johnson has an extensive background in Television and Video, as well as many industry contacts. To date, the Company has:

(1) Produced, marketed, and distributed the theatrically released, international award-winning Feature Length Movie ^"DREAMER: The Movie",

(2) Produced seven Music Videos (Karen Hynes "My Father's Eyes", **^Broken Yoke "Cannonball", Jeni Varnadeau "Dreamer", *Erik Richel, "Struggle", **David Wells "Amazing Grace", **^Broken Yoke "Ends With You", *Shofar "Liar"),

(3) Mixed live Audio for two Stage Productions ("Fiddler On The Roof" and "Big River"),

(4) Produced numerous *commercials, training, and corporate videos for various clients.

* Aired on local and/or regional television, cable, and/or satellite
** Aired on national television, cable, and/or satellite
^ Award-winning production

Upon the incorporation of API on May 11, 2007, the Company has become, in essence, a startup, being that it is moving in an entirely different direction in it's purpose and produced content.

API has been redesigned, and established as a Company that is ready to take it's place as a leader in the motion picture industry. This will be achieved under the leadership of international award-winning Founder, President and CEO, George A. Johnson, as well as through the consulting services of a highly experienced team of individuals with extensive backgrounds within the various aspects of the industry.

V. Growth Stratigies.

Allegory Pictures, Inc. has been created to take advantage of two highly profitable, yet surprisingly under-developed markets. While Family and Religious filmed entertainment is a leader at the Box Office, we believe that the current state of these genres reveals much room for improvement.

Since API will be, in essence, a start-up, the following is the company's growth strategy vision: API seeks to grow by taking advantage of the rapidly growing world of online entertainment.

Once API is successfully generating a substantial income, API will begin the process of launching The API Channel, a commercial, basic cable and/or satellite channel, dedicated to independently produced programming.

Develop a "Family" film company (API)

During the first 18 months of business, API will secure the rights to it's first feature film project, a comedy entitled "The Only Child". AP is also in the process of developing a $7 million sports drama, entitled "The Komet". The Company will continue to develop this project.

Develop a "Religious" film company (RE)

During the first 18 months of business, RE will secure the rights to "Mellonby's Class, Episode I: The Journey Begins", and will launch Phase I: Character Design for this ultra-high quality animated home video franchise. It will also seek to produce Episode 1 of it's untitled, medium quality, live action home video franchise.

Establish a Distribution Company (MV)

During the first 18 months of business, MV will seek to generate initial API revenues by:

a. Producing and distributing the first ten illustrated children's books series (based on the characters from the ultra-high quality animated home video franchise),

b. Produce and distributing the first ten illustrated children's books (a sweet children's book series with massive merchandising appeal – ie: stuffed toys, apparel, school supplies, etc.),

c. Producing and distributing "The Baby Bible".

d. Releasing Episode 1 of RE's untitled medium quality live action home video franchise.

Initially, these three branches of API will each be active, with emphasis on API. The API Channel is a long-term vision that will come into existence after the company has established itself as a leader in the entertainment industry, and is generating substantial revenues from API.

VI. PROJECTIONS

The following is the Company's projected slate of upcoming Feature Film productions. The completed scripts ("The Only Child" and "Mellonby's Class") are currently optioned, and available for purchase.

TITLE	APPROX. BUDGET	STATUS
"The Komet"	$7,000,000	In Development
"Untitled API Film"	$250,000	Treatment Development Optioned
"The Only Child"	$500,000	Script Optioned
"Mellonby's Class"	$2,500,000	In Development
"Journey To El Cielo"	$4,000,000	Treatment Optioned

THE KOMET - API is in development of "The Komet", a feature film based on a true event that put a minor league hockey team in the national spotlight in 2003. The budget for the film is approximately $7 million. We are currently under contract with J.L. Media & Odyssey Pictures, who have verbally committed to the financing of the project, as well as assistance with distribution. This is a major motion picture production which will require 18 months to complete. We anticipate going into production in the second quarter of 2008.

THE ONLY CHILD (FEATURE FILM) - Additionally, API will seek to produce a family comedy film entitled "The Only Child", with a proposed budget of $500,000. The funds from this film will come from stock sales.

The following is the Company's projected slate of Family Video production's for 2008:

- **CHILDREN'S HOME VIDEO SERIES** - API is working with Indiana Association of Child Care Resources & Referrals to develop an educational home video series for children, ages 2-5. IACCRR will primarily fund the initial episodes, and immediately provide distribution to Indiana's 10,000 daycare facilities (followed by distribution to other states, as well as home video and rental markets). If the first episode is successful, future episodes will follow.
- **CHURCH YOUTH VIDEOS** - API will seek to develop an additional production/distribution system similar to that of the IACCRR video series. This series will consist of the production of videos that can be used as teaching tools for youth in churches. The videos will be high concept stories, approximately 2-7 minutes in length, and each video will include an age-appropriate lesson plan for the class leader to discuss with pupils. API seeks to establish three separate series, consisting of Elementary, Jr. High, and High School level content. If successful, this series will expand into College

and Small Group video lessons. Initially, this series will be funded with money from stock sales.

- **THE ONLY CHILD (FEATURE FILM)** - Additionally, API will seek to produce a family comedy film entitled "The Only Child", with a proposed budget of $500,000. The funds from this film will come from stock sales.

The following is the Company's projected slate of upcoming Publishings and Audio Recordings for release in 2008 and 2009.

TITLE	**APPROX. BUDGET**	**DETAILS**
"Mellonby's Class"	$30,000	10 Children's Books (MC Franchise)
"Fluff Fluff"	$30,000	10 Children's Books (FF Franchise)
"Untitled Audio Bible Project"	$75,000	Audio Recording

The following is the Company's projected slate of upcoming sources of revenue (currently in talks).

TITLE	**DETAILS**
"Untitled Navy Script"	George A. Johnson is currently in talks to write the script for the nationally recognized story of Chaplain Gordon J. Klingenschmitt, who was fired from the US Navy for praying in Jesus' name.

VII. MANAGEMENT AND OPERATIONS

The management and consulting staff of API is highly experienced within business building, video and film production, internet, sales, and marketing.

Senior Management

George A. Johnson – President/Chief Executive Officer

Mr. Johnson has an extensive background in television and video production. In 1981, at the age of 7, he purchased his first film camera at a garage sale, and began writing and directing short films. In 1991, at age 17, he completed his first feature length screenplay. After graduating from The Hollywood Scriptwriting Institute in 1995, he began his television and video career, which has led him all over the country, writing, directing, and producing TV, internet, and theatrical video and film productions. To date, Mr. Johnson has written, directed, produced, and edited over 1,000 regional, national, and international TV commercials, scores of award-winning music videos and short films, and the international-award-winning "DREAMER: The Movie", which received favorable marks from domestic and foreign film critics. Mr. Johnson is currently developing his second feature film, an $11.5 million venture which he wrote and is attached to direct, and he is producing an animated home video series, which he wrote and will direct. The effects team behind "Titanic", "The Matrix: Reloaded", "Sky Captain and The World Of Tomorrow", and "Ant Bully" are attached for the animation of the series.

Awards and Honors:

2007, Inclusion, Marquis Who's Who Emerging Leaders
2006-2008, Inclusion, Marquis Who's Who In America
2006-2008, Inclusion, Manchester Who's Who
2006, Official Selection, Motherwell Film Festival (Scotland) – "DREAMER: The Movie"
2005, Listed As Industry Professional, IMDB.com
2005, Outstanding Dramatic Comedy, Windsong International Film Festival – "DREAMER: The Movie"
2005, Winner, Grand Rapids Festival Of The Arts – "DREAMER: The Movie"

2005, Family Approved Seal, The Dove Foundation – "DREAMER: The Movie"
2005, Certificate Of Excellence In Service (5 Years), TCT Network
2005, Published, The Upper Room International Devotional – May-June Issue
2005, Honorary Alumni Award, The Hollywood Scriptwriting Institute
2005, Lifetime Achievement Award, The Hollywood Scriptwriting Institute
2005, Featured In Article, Videomaker Magazine (February Issue)
2005, "Best Of 2005" Program, Exit 16 (TBN) – "Ends With You" Music Video
2004, "Best Of 2004" Program, Exit 16 (TBN) – "Cannonball" Music Video
2000, Featured In Article, Videomaker Magazine (June Issue)
1998, Honorable Mention, Videographer Awards – "Mission Possible"

Consultants

Brian Kistler – Business Consultant

Mr. Kistler has extensive experience in the financial services industry. He began at Edward Jones in 1987 and within five years had increased the assets under management to $45 million. Over the next decade he continued this performance, managing nearly $100 million and with trailing 12 months production consistently over $700,000. In 1999, Mr. Kistler joined Raymond James and Associates to manage their Fort Wayne Indiana office and eventually oversaw nine offices comprising 53 employees including 35 registered representatives. Mr. Kistler is currently the Founder/CEO of Freedom Financial Holding, Inc.

Greg Fields – Business Consultant

Mr. Fields is an experienced business development professional who has over 25 years of business operations experience. From 1991-2003, Mr. Fields was a founding member and Vice-President of a small consumer electronics company, Innotek Pet Products, Inc., which was sold to an investment group. In 2003, he started his current company, G.K. Fields and Associates dba ActionCoach Business Coaching, which provides business management consulting services. Throughout the past four years, Mr. Fields has assisted business owners by helping grow their own business-development potential through coaching in sales, marketing, teambuilding, customer service, and leadership. Mr. Fields has a Bachelor of Science in Business from Indiana Wesleyan University, where he graduated cum laude. He also earned an Associates degree in management from Purdue University and an Associate degree in Electronic Communications from Indiana Tech in Fort Wayne, Indiana.

Marvin Rhodes – Media and TV Network Development and Operations Consultant

Mr. Rhodes has an extensive background in Television Operations and Management, as well as on-air hosting. Mr. Rhodes began his broadcast career in radio, working for several stations, and one station to the top of the ratings, at which point he was asked to move to television programming at KTVL. From 1981-2002, Mr. Rhodes served as General Manager of KTVL, Medford, OR, where he had complete responsibility for acquisition and scheduling of all programming. Also oversaw all production, news, engineering, accounting, sales, traffic, facilities, and served as on-air talent, conducting over 3,000 studio interviews, specials, and other telecasts. Ann Curry (NBC News) got her start in television booking guests for Mr. Rhodes at that time, and running camera for his interviews. Together, they went on to co-host 3 Jerry Lewis Telethons. In total, Mr. Rhodes co-hosted 32 Jerry Lewis telethons. From 1993-2002, he served as Program Manager of KPTV, Portland, OR, one of the nation's top independent TV stations, where he oversaw all aspects of programming, community relations, and production of news and specials. He was also actively involved in union negotiations, promotions, 27 hours of local news per week, engineering, sales, and accounting. From 2002-2006, Mr. Rhodes served as Vice President of Broadcasting for TLN (Total Living Network), including General Management of Chicago, with all other TLN General Managers reporting directly to him. He transformed TLN from a shaky, incompliant (FCC) group of stations into a powerful, organized network that is "letter perfect" in compliance with the FCC. He also spearheaded internal changes that generated an 18% increase in sales from 2004 to 2005. In 2006, Mr. Rhodes joined the worldwide TCT Network as Vice President of Operations, where he oversaw 17 stations, a DirecTV channel, 9 production studios, master control and production, traffic, sales, HR, donor relations, viewer relations, and programming.

Michael Judd – Film Industry Consultant

Mr. Judd has an extensive Hollywood studio film background, and has worked professionally in the industry since 2000. A member of the Director's Guild Of America, Mr. Judd has worked on such major studio films as "Planet Of The Apes" (2001), "Road To Perdition" (2002), "The Ring" (2002), "Terminator 3: Rise Of The Machines" (2003), "Seabiscuit" (2003), "The Aviator" (2004), "Million Dollar Baby" (2004), "Kicking And Screaming" (2005), "Flightplan" (2005), "Yours, Mine, And Ours" (2005), and worked as an Assistant Director on such films as "Flags Of Our Fathers" (2006), and "Evan Almighty" (2007). He recently finished working on "The Bourne Ultimatum" (2007). He is well-connected to the Hollywood film community, and very knowledgeable in the technical process of film production.

Michael Hynes – Network Television Industry Consultant

Mr. Hynes has an extensive Network Television production background, and has worked professionally in the industry since 1985. A renowned Art Director for Paramount Television, Mr. Hynes has served as Art Director/Production Designer on such popular TV programs as "The Golden Girls", "Spin City", "My Wife And Kids", "The Geena Davis Show", "The Ellen Show", and "According To Jim", among many others.

Micah Steed – Computer Systems and Internet Consultant

Mr. Steed is a Microsoft Certified Computer Technician and CEO of ITTechnique, a Michigan-based computer networking company. He has installed and serviced countless business network systems, and is the Founder/Owner of a T-1 internet company.

Earl Blakesley, Jr. – Film Talent Negotiations and Procedures Consultant

Mr. Blakesley is a Hollywood veteran who has been in the motion picture for a number of years, having served as a script/story consultant on such programs as "China Beach", "Tour Of Duty", "Married With Children", and several talk shows. He has also written comedy for Joan Rivers. He continues to act as a script consultant, as well as management for several writers. Early in his career, Mr. Blakesley formed a relationship with Samuel Z. Arkoff, a co-founder of the now legendary American International Pictures, and appeared on the other side of the camera in some of the company's films, including "Beach Party" and the Elvis Presley film "Speedway". Mr. Blakesley also has a Star on the Iowa Walk Of Fame, as one of the first ninety nine members, listed with such names as John Wayne and Ronald Reagan.

Leo J. Vogt – Television Studio Operations Consultant

Mr. Vogt has an extensive television production background, which began in Indianapolis in 1978, at WHMB TV, where he produced local television programs. One of his clients enjoyed his work so much, that he invited him to move to Minneapolis, MN to direct a national program. The program he directed went to beat The 700 Club, and win the DOVE Award in 1982 for Best National Talk/Music Program. After 8 years of directing broadcast television, Mr. Vogt went to work as a Director for a national shopping channel, gradually working his way up in the company to a Management

Employees

We are a development stage company and currently have one part-time employee, George A. Johnson, who is our Chairman, CEO, and President. We look to Mr. Johnson for his entrepreneurial skills and talents. For a discussion of Mr. Johnson's experience, please see "Directors and Executive Officers." Initially Mr. Johnson will handle all of our operations. We plan to use consultants, attorneys and accountants as necessary and do not plan to engage any full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. We may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire our stock, which would dilute the ownership interest of holders of existing shares of our common stock. In order to substantially grow our revenue base we will require additional personnel. These personnel will be added to our team when funds are available. We anticipate such availability to be after 12 months.

PLAN OF OPERATION

The following discussion should be read in conjunction with the financial statements section included elsewhere in this offering circular.

Overview

Information we provide in this Offering circular or statements made by our directors, officers or employees may constitute "forward-looking" statements and may be subject to numerous risks and uncertainties. Any statements made in this Offering circular, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations and are subject to uncertainties and other factors, which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events, which may not prove to be accurate. Risks and uncertainties inherent in forward-looking statements include, but are not limited to:

- fluctuations in our operating results;
- announcements of technological innovations or new products which we or our competitors make;
- developments with respect to patents or proprietary rights;
- changes in domestic or international conditions beyond our control that may disrupt our or our customers' or distributors' ability to meet contractual obligations;
- our ability to obtain additional financing, as necessary, to fund both our long and short-term business plans; and
- fluctuations in market demand for and supply of our products.

The forward-looking information set forth in this Offering circular is as of September 30, 2007, and we undertake no duty to update this information. Should events occur subsequent to September 30, 2007 that make it necessary to update the forward-looking information contained in this Offering circular, the updated forward-looking information will be filed as an amendment to this registration statement, which will be available at the SEC's public reference room. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 9 of this offering circular.

Plan of Operation

Our plan of operation for the next twelve months will be to expand our client base. We intend to market our production and distribution services to amateur and professional filmmakers. We intend to establish i-Produce Films and begin to build subscription revenues. We intend to enact our marketing plans to build international name recognition for our company and its products through strong interbusiness relationships, customer loyalty and client referrals. We are currently not providing sufficient revenues to meet our needs over the next twelve months. As we continue to grow we will need to raise additional funds. We do anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. API does intend to use the income from i-Produce Films and new clients to meet our operating expenses. We do not have need for the purchase of any property or equipment at this time. API will not have any significant changes in the current number of employees.

Going Concern

Our accountant has expressed substantial doubt regarding our ability to continue operations as a "going concern." Investors may lose all of their investment if we are unable to continue operations and generate revenues, or if we do not raise sufficient funds in this offering.

We have generated minimal revenues from our operations. In the absence of significant sales and profits, we will seek to raise additional funds to meet our working capital needs principally through independent investors. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, such as the funds we are attempting to raise in this offering, or that such funds, if available, will be obtainable on terms satisfactory to us. API's current cash position may be inadequate to pay all of the costs associated with executing our business plan. Management intends to use borrowings to mitigate the effects of its cash position; however, no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should API be unable to continue existence. As a result, our accountant believes that substantial doubt exists about our ability to continue operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

As we expand our activities, we may experience net negative cash flows from operations, pending receipt of sales revenues. Additionally we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. As of the date of this offering circular, we do not have any arrangements or agreement to provide for future financing.

Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for us include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, we must, among other things, obtain a customer base, implement and successfully execute our business and marketing strategy, continually develop and upgrade our product offering, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Trends and Future Operating Results

The entertainment industry is subject to change. The economy and consumer confidence both play a major role in the entertainment industry. The film production and distribution business, like the rest of the entertainment industry, is subject to constant change due to market trend. The film production and distribution businesses are complex, because of the highly speculative, high stakes nature of the business. API's approach provides amateur and professional filmmakers access to targeted audience exposure. API'S approach of producing films already customized to current consumer/market trends and distributing them to targeted audiences greatly minimizes the risks associated with allowing unproven talent access to screen time.

The need to update information is on-going within our industry. There are no known trends, other than those disclosed in the Risk Factors, discussed above beginning on page 9 that would have a material impact on either short or long term liquidity. We are not aware of any information that would impact future operating results.

DESCRIPTION OF PROPERTY

Our offices are currently located at 875 Plank Road Waterloo, Indiana, the offices of Mr. George A. Johnson, our Chairman, CEO, and President. Mr. Johnson does not receive any remuneration for the use of his offices. We do not believe that we will need to obtain additional office space at any time in the foreseeable future, approximately 12 months, until our business plan is more fully implemented.

As a result of our method of operations and business plan, we do not require personnel other than Mr. Johnson to conduct our business. In the future, we anticipate requiring additional office space and additional personnel; however, it is unknown at this time how much space or how many individuals will be required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

George A. Johnson

Office services are provided without charge by our Chairman, CEO, and President. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

(1) Principal Market or Markets Where Common Stock is Traded

We intend to contact an authorized Pink Sheets market maker for sponsorship of our securities on the Pink Sheets; however, there can be no assurance that NASD will approve the inclusion of the common stock. Prior to the effective date of this offering, our common stock was not traded.

(2) This registration statement relates to a class of common equity for which there is no established public trading market:

(i) we have no equity securities subject to outstanding options or warrants to purchase, or securities convertible into, common equity;

(ii) of the 74,748,000 shares issued and outstanding, 50,000,000 are control shares owned by our Chairman, CEO and President, and 13,838,000 shares may be sold pursuant to Rule 144; and

(iii) of the 13,838,000 shares which may be sold pursuant to Rule 144, all such shares are being registered herein.

(b) Holders of Common Stock

As of September 30, 2007 there were 55 stockholders of our common stock.

(c) Dividends

The Board of Directors has not declared any dividends due to the following reasons:

1. API has not yet adopted a policy regarding payment of dividends;

2. API does not have any money to pay dividends at this time;
3. The declaration of a cash dividend would result in an impairment of future working capital; and
4. The Board of Directors will not approve the issuance of a stock dividend.

(d) Securities Authorized for Issuance under Equity Compensation Plans

We currently do not maintain a stock option plan to which incentive stock options to purchase shares of common stock may be granted to employees, directors and consultants.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation of our Chairman, CEO, and President, George A. Johnson.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Stock Awards (e)	Option Awards (f)	Non-Equity Incentive Plan Compensation (g)	Nonqualified Deferred Compensation Earnings (h)	All Other Compensation (i)	Total (j)
George A. Johnson, Chairman, CEO and President	2006	$0	$0	$5,000,000.00 (1)	$0	$0	$0	$0	$5,000,000.00

(1) 50,000,000 shares of Restricted Common Stock were issued to George A. Johnson at $0.10 per share in exchange for services rendered.

Future Compensation

Mr. George A. Johnson has agreed to provide services to us without compensation. Mr. George A. Johnson provides services as a result of his stock position with API.

Compensation Committee

We currently do not have a Compensation Committee of the board of directors. However, the board of directors intends to establish a compensation committee, which is expected to consist of three inside directors and two independent members. Until a formal committee is established our entire board of directors will review all forms of compensation provided to our executive officers, directors, consultants and employees including stock compensation and loans.

CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANACIAL DISCLOSURES

There have been no changes in or disagreements with accountants on accounting and financial disclosures.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterloo, State of Indiana, on December 12, 2007.

Allegory Pictures, Inc.
875 Plank Road
Waterloo, Indiana 46793

By:



George A. Johnson
President
Chief Executive Officer
Chief Financial Officer

By:



Karen G. Johnson
Secretary
Board Member

FINANCIAL STATEMENTS

Allegory Pictures, Inc.
(A Development Stage Company)
Balance Sheet
As of September 30, 2007
(Unaudited)

	September 30, 07
ASSETS	
Current Assets	
Checking/Savings	
Farmers State Bank	$ 1,721.06
Total Checking/Savings	1,721.06
Total Current Assets	1,721.06
TOTAL ASSETS	**1,721.06**
LIABILITIES & EQUITY	
Liabilities	
Current Liability	
Shareholder Loan	50.00
Total Current Liabilities	50.00
Total Liabilities	50.00
Equity	
Common Stock, $0.001 par value, 1,000,000,000 shares authorized; 74,748,000 shares issued and outstanding as of September 30, 2007	74,748.00
Additional Paid in Capital	7,400,052.00
Deficit accumulated during the development stage	(7,473,128.94)
Total Equity	1,671.06
TOTAL LIABILITIES & EQUITY	**$ 1,721.06**

The accompanying notes are an integral part to these financial statements

Allegory Pictures, Inc.
(A Development Stage Company)
Statement of Income
For the Period May 11, 2007 (Date of Inception) to September 30, 2007
(Unaudited)

	Five months ended September 30, 2007	For the Period May 11, 2007 (Inception) to September 30, 2007
Ordinary Income/Expense		
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Expense		
Startup Costs	7,470,000.00	7,470,000.00
Organizational Costs	2,032.00	2,032.00
Office Supplies	704.51	704.51
Postage and Delivery	50.84	50.84
Telephone Expense	80.59	80.59
Rent Expense	261.00	261.00
Total Expense	7,473,128.94	7,473,128.94
Net Ordinary Income	(7,473,128.94)	(7,473,128.94)
Net Income	$ (7,473,128.94)	$ (7,473,128.94)
Weighted average number of common shares outstanding, basic and fully diluted	63,942,242.25	63,942,242.25
Net loss per weighted share basic and fully diluted	$ (0.12)	$ (0.12)

The accompanying notes are an integral part to these financial statements

Allegory Pictures, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
Period from May 11, 2007 (Date of Inception) to September 30, 2007 (Unaudited)

	Common Stock		Additional Paid-in	Accumulated Deficit During Developmenal	Total Stockholder's
	Shares	Amount	Capital	Stage	Equity
Balance May 11, 2007	-	$ -	$ -	$ -	$ -
Shares issued for cash	48,000	48.00	4,752.00		4,800.00
Shares issued for consulting	24,700,000	24,700.00	2,445,300.00		2,470,000.00
Founder shares issued	50,000,000	50,000.00	4,950,000.00		5,000,000.00
Net income May 11, 2007 (Inception) to September 30, 2007				(7,473,128.94)	(7,473,128.94)
Balance September 30, 2007	74,748,000	$ 74,748.00	$ 7,400,052.00	$ (7,473,128.94)	$ 1,671.06

The accompanying notes are an integral part to these financial statements

Allegory Pictures, Inc.
(A Development Stage Company)
Statement of Cash Flow
For the Period May 11, 2007 (Date of Inception) to September 30, 2007
(Unaudited)

	Five Months Ended September 30, 2007	For the Period May 11, 2007 (Inception) to September 30, 2007
OPERATING ACTIVITIES		
Net Income	$ (7,473,128.94)	$ (7,473,128.94)
Adjustments to reconcile Net Income to net cash provided by operations:		
Stock based Compensation	7,470,000.00	7,470,000.00
Net cash provided by Operating Activities	(3,128.94)	(3,128.94)
INVESTING ACTIVITIES		
Investment Activities	-	-
Net cash provided by Investing Activities	-	-
FINANCING ACTIVITIES		
Proceeds from Shareholder Loan	50.00	50.00
Issuance of Common Stock	4,800.00	4,800.00
Net cash provided by Financing Activities	4,850.00	4,850.00
Net cash increase for period	1,721.06	1,721.06
Cash, beginning of period	-	-
Cash, end of period	$ 1,721.06	$ 1,721.06
SUPPLEMENTAL DISCLOSURES OF NON-CASH OPERATING, INVESTING, AND FINANCING ACTIVITIES:		
Issuance of 24,700,000 shares of common stock for consulting services	$ 2,470,000.00	$ 2,470,000.00
Issuance of 50,000,000 shares of common stock for compensation to founding shareholder	$ 5,000,000.00	$ 5,000,000.00

The accompanying notes are an integral part to these financial statements

NOTES TO FINANCIAL STATEMENTS

Allegory Pictures, Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period May 11, 2007 (Inception) to September 30, 2007
(Unaudited)

Note 1 - Organization and summary of significant accounting principles

Organization

Allegory Pictures, Inc. ("the Company") was organized May 11, 2007 (Date of Inception) under the laws of the State of Nevada. The company has not commenced significant operations and, in accordance with Statement of Financial Accounting Standards No. 7 *Accounting and Reporting by Development Stage Enterprises* ("SFAS No. 7"), the company is considered a development stage company.

The Company was formed as a media entertainment, production and distribution company. The Company will provide creative, technical, production and distributive services to both amateur and professional members of the entertainment industry.

The company has adopted a fiscal accounting period ending December 31.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Revenue recognition

The Company recognizes revenue from a sale or licensing arrangement of a film when all of the following conditions are met:

1. Persuasive evidence of a sale or licensing arrangement with a customer exists.
2. The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery.
3. The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
4. The arrangement fee is fixed and determinable.
5. Collection of the arrangement fee is reasonably assured.

Costs recognition

The costs of producing a film and bringing that film to market consists of film costs, participation costs, exploitation costs, and manufacturing costs.

1. Film Costs – the company will report film costs as a separate asset on its balance sheet. The company will account for interest costs related to the production of a film in accordance with the provisions in FASB Statement No. 34, *Capitalization of Interest Cost.* Film costs will be amortized using the individual-film-forecast-computation method, which amortizes such costs in

the same ratio that current period actual revenue is recognized. The balance of unamortized film costs is $0.

2. Participation Costs – The Company will accrue participation costs using the individual-film-forecast-computation method. Accordingly, the accrued costs are recognized in the same period as revenue is recognized.
3. Exploitation Costs – the company accounts for advertising costs in accordance with the provisions of SOP 93-7, *Reporting on Advertising Costs.* All other exploitation costs, including marketing costs, will be expensed as incurred.
4. Manufacturing Costs – The company will charge manufacturing and/or duplication costs of product sales to expense on a unit-specific basis when the related product revenue is recognized.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. It is the policy of the company to capitalize items greater than or equal to $500 and provide depreciation based on the estimated useful life of individual assets, calculated using the straight line method.

Estimated useful lives range as follows:

	Years
Furniture and equipment	3 - 5
Computer hardware	3
Vehicles	5

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2007. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and notes payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Earnings per share

The Company has adopted Statement of Financial Accounting Standards No. 128. *Earnings Per Share* ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti- dilutive they are not considered in the computation.

Income taxes

The Company has adopted Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes* ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes because of differences in amounts deductible for tax purposes. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements

In November 2004, the FASB issued SFAS 151 "Inventory Costs." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement will be effective for the company beginning with its fiscal year ending December 31, 2007. The company is currently evaluating the impact this new Standard will have on its operations, but believes that it will not have a material impact on the company's financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments." This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. Dl, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

d) Clarifies that concentrations of' credit risk in the form of subordination are not embedded derivatives.

e) Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The fair value election provided for in paragraph 4(e) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of our fiscal year, provided we have not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Provisions of this Statement may be applied to instruments that we hold at the date of adoption on an instrument-by-instrument basis.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In March 2006, The FASB issued SEAS 156, "Accounting for Servicing of Financial Assets." This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

a) Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.

b) Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

c) Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.

d) At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a service elects to subsequently measure at fair value.

e) Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurement. The implementation of this guidance is not expected to have any impact on the company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of PASS Statements No. 87, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS No. 158 requires prospective application, recognition and disclosure requirements effective for the company's fiscal year ending December 31, 2007. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the company's fiscal year ending December 31, 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 258 and does not expect that it will have a material impact on its financial statements.

In September 2006, the United States Securities and Exchange Commission ("SEC"), adopted SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." This SAB provides guidance on the consideration of the effects to prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The company is currently evaluating the impact, if any, that SAB 108 may have on the company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006 and the Company is currently evaluating the impact, if any, that FASB Interpretation No. 48 may have on it's results of operations or financial position.

Note 2 - Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has not yet generated significant revenues from operations. As stated the company is a development stage company and generated revenues totaling $0 and incurred accumulated net losses from May 11, 2007 (inception) through the period ended September 30, 2007 in the amount of $7,473,129.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the company be unable to recover the value of its assets or satisfy its liabilities.

Allegory Pictures, Inc.
(A Development Stage Company)
Notes to the Financial Statements
For the Period May 11, 2007 (Inception) to September 30, 2007
(Unaudited)

Note 3 -Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences for the periods presented are as follows:

Income tax provision at the	
Federal statutory rate	34%
Effect of operating losses	-34%
	0%

Net deferred tax assets consist of the following:

		For the Period May 11, 2007 (Inception) to September 30, 2007
Gross deferred tax asset	$	0
Gross deferred tax liability		0
Valuation allowance		0
Net deferred tax asset	$	-

The Company did not pay any income taxes during the five months ended September 30, 2007.

Note 4 - Stockholders' equity

On May 15, 2007, the Company issued 50,000,000 shares of its $0.001 par value common stock as founder's shares. In connection with the issuance of these 50,000,000 shares, the Company recorded compensation expense in the amount of $5,000,000. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On July 12, 2007, the Company issued 22,700,000 shares of its $0.001 par value common stock for consulting services. In connection with the issuance of these 22,700,000 shares, the company recorded start-up costs in the amount of $2,270,000. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On July 12, 2007, the Company issued 2,000,000 shares of its $0.001 par value common stock for consulting services. In connection with the issuance of these 2,000,000 shares, the company recorded start-up costs in the amount of $200,000. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On July 12, 2007, the Company issued 48,000 shares of its $0.001 par value common stock for $4,800 cash. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

There have been no other issuances of common stock.

Note 5 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Related party transactions

During the period from May 11, 2007 (Inception) to September 30, 2007, our president and CEO made an advance to the Company, primarily to pay startup expenses. This advance, which totaled $50, is non-interest bearing and due on demand.

Note 7 - Commitments and contingent liabilities

Legal matters - The Company is occasionally party to litigation or threat of litigation arising in the normal course of business. Management, after consultation with legal counsel, does not believe that the resolution of any such matters will have a material effect on the company's financial position or results of operations.



Summit
CPA Group

Certified Public Accountants

Jody Grunden, CPA
Stephen Mishler, CMA, CPA

November 27, 2007

Consent of Summit CPA Group, LLC

To The Board of Directors of
Allegory Pictures, Inc.
875 Plank Road
Waterloo, IN 46793-9358

We Summit CPA Group, LLC, prepared the unaudited financial statements for the period May 11, 2007 (date of inception) to September 30, 2007, for Allegory Pictures, Inc. We give consent to Allegory Pictures, Inc., for using the unaudited financial statements in reference to the offering circular.



Summit CPA Group, LLC

9815 Dawson's Creek Blvd.
Fort Wayne, Indiana 46825
260-497-9761 ▪ Office & Fax ▪ 260-818-2300
1-866-497-9761

EXHIBIT (2) (i)

Allegory Pictures, Inc.

Nevada Corporate Charter

SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF
NEVADA

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ALLEGORY PICTURES, INC.**, did on May 11, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 11, 2007.

ROSS MILLER
Secretary of State

By

Certification Clerk


THE GREAT SEAL OF THE STATE OF
NEVADA

EXHIBIT (2) (ii)

Allegory Pictures, Inc.

Corporate Bylaws

BYLAWS

OF

ALLEGORY PICTURES, INC

(a Nevada corporation)

ARTICLE I

STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law). If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the corporation.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

2. <u>FRACTIONAL SHARE INTERESTS</u>. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section 78.205 of the General Corporation Law.

3. <u>STOCK TRANSFERS</u>. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

4. <u>RECORD DATE FOR STOCKHOLDERS</u>. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If a record date is not fixed, the record date is at the close of business on the day before the day on which notice is given or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders applies to an adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. The directors must fix a new record date if the meeting is adjourned to a date more than sixty days later than the date set for the original meeting.

5. <u>MEANING OF CERTAIN TERMS</u>. As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

6. STOCKHOLDER MEETINGS.

- TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

- CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

- NOTICE OR WAIVER OF NOTICE. Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors must designate. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of the corporation. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting; and if notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION. At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

- INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

- QUORUM. A majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

- VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribe a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

7. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as may otherwise be provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

ARTICLE II

DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have

authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. Each director must be at least 18 years of age. A director need not be a stockholder or a resident of the State of Nevada. The initial Board of Directors shall consist of \ persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be 3 . The number of directors may be increased or decreased by action of the stockholders or of the directors.

3. ELECTION AND TERM. Directors may be elected in the manner prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an election of directors by stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of Nevada as shall be fixed by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

- QUORUM AND ACTION. A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provided by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

- CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

6. COMMITTEES. Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one director. The Board of Directors may appoint natural persons who are not directors to serve on committees.

7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.

ARTICLE III

OFFICERS

1. The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

2. QUALIFICATIONS. Except as may otherwise be provided in the resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the Board, if any, need be a director.

Any person may hold two or more offices, as the directors may determine.

3. TERM OF OFFICE. Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

ARTICLE IV

REGISTERED OFFICE

The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada, of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

ARTICLE V

CORPORATE SEAL OR STAMP

The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

ARTICLE VI

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VII

CONTROL OVER BYLAWS

The power to amend, alter, and repeal these Bylaws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of ALLEGORY PICTURES INC, a Nevada corporation, as in effect on the date hereof.

WITNESS my hand and the seal or stamp of the corporation.

Dated:

5-12-2007

____
Secretary of
ALLEGORY PICTURES, INC

NO
(SEAL)

MINUTES OF THE FIRST MEETING OF THE BOARD OF DIRECTORS

OF

ALLEGORY PICTURES, INC.

The first meeting of the Board of Directors of Allegory Pictures, Inc., was held at on May 12, 2007 at the principal office of the Corporation, pursuant to the following waiver of notice and consent to the holding of said meeting signed by the sole Director of this Corporation:

> The undersigned, being the sole Director of Allegory Pictures , Inc., elected at the organizational meeting of the incorporator of that Corporation, does hereby Waive notice of the time, place, and purpose of the first meeting of the Board of Directors and does hereby call that meeting and consent to the holding Thereof at the principle office of the Corporation on the 12th day of May, 2007, and I do hereby consent to the transaction of any and all business that may come before the meeting, including the perfection of the organization and the adoption of a Code of Bylaws.



George A. Johnson

The meeting was called to order by George A. Johnson and he acted as Chairman of the meeting until the election of officers had been held whereupon he continued to chair the meeting as the newly elected President and recorded minutes of the meeting until the election of officers had been held whereupon he continued to record the minutes as the newly elected Secretary.

The first item of business to come before the meeting was the report of the Corporation's Director, George A. Johnson. He stated that he had caused to be prepared and filed in the Office of the Secretary of State of the State of Nevada the Articles of Incorporation of this Corporation which appear on preceding pages of this record and that he had paid the required filing fee to the Secretary of State. He also stated that the Corporation had received from the Secretary of State a Certificate of Incorporation dated May 11, 2007, a copy of which appears on a preceding page of this record. After a full examination of those Articles and Certificate of Incorporation, and upon motion duly made and seconded, the following resolutions were unanimously adopted:

"BE IT RESOLVED: that the Articles of Incorporation of this Corporation and the Certificate of Incorporation be, and the same are hereby, ratified, approved, confirmed and ordered made a part of the records of this Corporation and that all action taken by the incorporator in connection therewith, be and the same is hereby ratified, approved and confirmed; and

BE IT FURTHER RESOLVED: That this Corporation shall pay any and all legal and accounting expenses incurred in connection with its incorporation and its organization."

The next item of business to come before the meeting was the consideration of a proposed set of Bylaws for the government and regulation of the affairs of the Corporation. After a thorough consideration and a full and complete discussion of those Bylaws presented by the Corporation's counsel, and upon all those present becoming fully conversant therewith, the Bylaws shown on preceding pages herein were, on motion duly made and seconded, unanimously adopted as and for the Bylaws of the Corporation and were ordered made a part of the records of the Corporation.

The Directors next proceeded to the election of officers of the Corporation and on motion duly made and seconded, the following resolution was unanimously adopted:

"BE IT RESOLVED:

That George A. Johnson be, and he is hereby, chosen President of the Corporation."

Thereupon, George A. Johnson began the discharge of his/her duties as such respective officers and thereafter acted as permanent Chairman and permanent Secretary of the meeting.

"BE IT RESOLVED:

That Karen G. Johnson be, and she is hereby, chosen Secretary/Treasure of the Corporation."

Thereupon, Karen G. Johnson began the discharge of her duties as such respective officers and thereafter acted as permanent Secretary of the meeting.

The Board then discussed the need to designate as "Section 1244 Stock" the shares of the Corporation's stock that are to be issued in exchange for the initial capital contribution to the Corporation. The Corporation's accountant had pointed out that because of the anticipated size of the initial capital contribution to the Corporation, there would be no requirement that the Corporation specifically designate as "Section 1244 Stock" the shares of the Corporation's stock to be initially issued. However, because of the potential benefits to be gained by having the shares of the Corporation's stock designated as "Section 1244 Stock," the Director determined that it would be prudent to make such a designation even though there is no question that the Corporation presently qualifies as a small business corporation. Therefore, upon motion duly made and seconded, the following resolutions were unanimously adopted:

"WHEREAS, the Board of Directors deems it advisable that the offer for sale and issuance of the shares of stock of the Corporation be effectuated in such a manner that qualified shareholders may receive the benefits of Section 1244 of the Internal Revenue Code of 1986, as amended; and

WHEREAS, there is not now outstanding any offering of this Corporation to sell or issue any of its shares; and

WHEREAS, this Corporation is, and following the issuance of the shares in exchange for the initial capital contributions to the Corporation will be, a small business corporation as defined in Section 1244 © (3) of the Internal Revenue Code of 1986.

THEREFORE, BE IT RESOLVED: That the initial capital offering of the Corporation shall consist of 1,000 shares of common stock of the Corporation that will be issued for a consideration, payable in cash or other property (other than stock or securities), not exceeding $1,000,000.00 which will preserve the Corporation's status as a small business corporation as defined in Section 1244 © (3) of the Internal Revenue Code of 1986.

BE IT FURTHER RESOLVED: That the certificates for the shares of stock issued in the original capitalization of the Corporation shall be designated as "Section 1244 Stock" and the Corporation's Secretary shall make a notation of that designation on the appropriate stubs for each of those certificates located in the stock records of the Corporation.

The Board next discussed the subscription to the shares of the Corporation's stock. George A. Johnson stated that he had subscribed to 100 shares of the common stock of the Corporation.

RESOLVED, that the Corporation is resolved to issue 100 shares of Common Stock and each of the officers is hereby authorized to issue shares of its common stock to the following person:

Name	Number of Shares	Consideration
George A. Johnson	100	Services

RESOLVED FURTHER, that upon receipt of the consideration therefore, the officers are authorized and directed to issue certificates representing the shares of the common stock of the corporation. A majority of the shareholder vote is required to take action, unless otherwise required by statute.

The Board of Directors next discussed the value to be placed on the assets to be transferred to the Corporation by the subscribing shareholder in exchange for the stock to be issued by the Corporation. Having thoroughly reviewed the financial report prepared by the Corporation's accountant and having fully discussed the transfer to the Corporation by the subscribing shareholder of the assets shown, the following resolutions were duly made, seconded and unanimously adopted:

"BE IT RESOLVED: That the Corporation does hereby accept from George A. Johnson a subscription to purchase shares of the common stock of the Corporation.

BE IT FURTHER RESOLVED: That the Secretary of the Corporation shall indicate in the stock register of the Corporation the fact of such payment whereupon the Corporation shall issue appropriate certificates for its stock to the above named subscribing shareholders and shall deliver those certificates to the shareholders in exchange for their receipt therefore.

The next item of business considered by the Board was the adoption of a form of stock certificate for the Corporation. A proposed form of stock certificate was displayed and then the following resolutions were unanimously adopted, upon motion being duly made and seconded:

"BE IT RESOLVED: That the stock certificates to represent the shares of common stock of the Corporation, the transfer blanks on the reverse side thereof and the stubs thereto appertaining respectively, shall be in the form appearing on the fact and reverse sides respectively of the specimen certificate inserted in the record book of the Corporation following the page on which this resolution shall appear.

BE IT FURTHER RESOLVED: That the Secretary of the Corporation shall at once procure for the Corporation a sufficient number of certificates referred in the preceding resolution.

There being no further business to come before the meeting, on motion duly made, seconded, and unanimously carried, the meeting was adjourned.

Karen G. Johnson , Secretary

ATTEST:



George A. Johnson, President

EXHIBIT (4)

Allegory Pictures, Inc.

Subscription Agreement

(Blank)

SUBSCRIPTION AGREEMENT
FOR

Allegory Pictures, Inc.,

Regulation D Rule 504, Offering Shares ($0.10 per Share)

Persons interested in purchasing shares of Allegory Pictures, Inc., (the "Company") must complete and return this Subscription Agreement along with their check or money order to:

Allegory Pictures, Inc.
875 Plank Road
Waterloo, IN 46793
866-745-8713

Subject only to acceptance hereof by the Company in its discretion, the undersigned (the "Purchaser") hereby subscribes for the number of shares and at the aggregate subscription $0.10 set forth below.

An accepted copy of this Agreement will be returned to the Subscriber as a receipt, and the physical stock certificates shall be delivered to each Subscriber within sixty (60) days of the date the Subscription Agreement is accepted by the Issuer.

By execution below, the undersigned acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws.

1. Subscription.

    1.1 The Purchaser, intending to be legally bound hereby, hereby tenders this subscription for the purchase of ________________ shares ("Shares") of the common stock ("Common Stock") of **Allegory Pictures, Inc.**, a Nevada corporation (the "Company"), at a $0.10 per Share on the terms and conditions set forth below.

    1.2 A check or other form of payment payable to "**Allegory Pictures, Inc.,**." in the amount of $__________________ is delivered herewith together with completed copies of all applicable Subscription Documents.

    1.3 THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAW OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND

SUCH LAWS. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE ARE SPECULATIVE SECURITIES.

1.4 The Purchaser acknowledges that the Company is a start-up, development stage company with no operating history or revenues, and there can be no assurances that the Company will ever develop operations. The Purchaser acknowledges that an investment in the Shares is extremely speculative and that there is a substantial likelihood that the investor will lose his or her entire investment. The purchase of the Company stock involves a high degree of risk and should be considered only by persons who can reasonably afford a loss of their investment.

1.5 The Company has nominal cash assets. The business contemplated by the Company will require project financings in addition to the proceeds from the sale of the Securities. There can be no assurances that such additional project financings will be obtained on terms favorable to the Company or at all, or that the transactions contemplated by these agreements will ever result in revenues to the Company. The Purchaser acknowledged that, even upon the purchase of the Securities, there can be no assurances that the Company will be able to accomplish any of its goals. The Purchaser assumes all the obligations and risks of investigating and conducting due diligence on the matters described concerning the Company.

1.6 The Company intends to use the net proceeds from the sale of the Securities, after deduction for miscellaneous costs related to the sale of the Securities, as working capital to accomplish its objectives. There can be no assurances that the Company will be able to accomplish any of its objectives.

1.7 Purchaser expressly covenants and agrees that it will reasonably regard and preserve as confidential any and all information, including but not limited to trade secrets, marketing and sales information, pertaining to the Company's business, including, but not limited to the information contained in the Company's business plan (if available) and such other information relating thereto which may be provided, directly or indirectly, to the Purchaser ("Confidential Information"). Purchaser further covenants that it shall not, without the written authority of the Company, use for Purchaser's own benefit or purposes or disclose to others, at any time, any such Confidential Information. In the event that Purchaser shall not purchase the Securities on the terms and conditions described in this Subscription Agreement, or upon request of the Company, Purchaser shall return to the Company all written information provided to Purchaser by or regarding Company, and shall not retain any copies or record (electronic or otherwise) thereof.

1.8 The Company has arbitrarily determined the offering $0.10 per share. Among the factors considered were estimates made by the principals as to the future prospects of the Company and its operations, expenses and potential revenues. Such estimates were prepared by the principals based upon projections. There can be no assurances the projections prepared by the Company will be achieved.

1.9 The Company has not undertaken, and will have no obligation, to register any of the Shares under the 1933 Act.

2. Representations and Warranties.

The Purchaser hereby represents and warrants to the Company as follows:

2.1 The principal amount of the securities subscribed for by the Purchaser does not exceed ten percent (10%) of the Purchaser's net worth.

2.2 The Purchaser has either a pre-existing personal or business relationship with the Company and its officers, directors and controlling persons or by reason of his business or financial expertise has the capacity to protect his own interest in connection with this transaction.

2.3 The Purchaser is acquiring the securities solely for the Purchasers own account for investment purposes as a principal and not with a view to resale or distribution of all or any part thereof. The Purchaser is aware that there are legal and practical limits on the Purchaser's ability to sell or dispose of the securities, and, therefore, that the Purchaser must bear the economic risk of the investment for an indefinite period of time.

2.4 The Purchaser has reached the age of majority (if an individual) according to the laws of the state in which they reside and has adequate means of providing for the Purchaser's current needs and possible personal contingencies and has need for only limited liquidity of this investment, The Purchaser's commitment to liquid investments is reasonable in relation to the Purchaser's net worth.

2.5 The Purchaser understands that the securities are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state law and that the representations, warranties, agreements. Acknowledgments and understandings set forth herein are required in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire such securities.

2.6 The Purchaser is not relying on the Company with respect to the tax and other economic considerations relating to this investment. In regard to such considerations, the Purchaser has relied on the advice of, or has consulted with, his or her own personal tax, investment or other advisors.

2.7 The Purchaser, if executing this Subscription Agreement in a representative or fiduciary capacity, has full power and authority to execute and deliver this Subscription Agreement and each other document included as an exhibit to this Subscription Agreement for which a signature is required in such capacity and on behalf of the subscribing individual, partnership, trust, estate, corporation or other entity for whom or which the Purchaser is executing this Subscription Agreement.

2.8 If the Purchaser is a corporation, the Purchaser is duly and validly organized, validly existing and in good tax and corporate standing as a corporation under the laws of the jurisdiction of its incorporation with full power and authority to purchase the securities to be purchased by it and to execute and deliver this Subscription Agreement.

2.9 If the Purchaser is a partnership, the representations, warranties, agreements and understandings set forth above are true with respect to all partners in the Purchaser (and if any such partner is itself a partnership, all persons holding an interest in such partnership, directly or indirectly, including through one or more partnerships), and the person executing this Subscription Agreement has made due inquiry to determine the truthfulness of the representations and warranties made hereby.

2.10 Within five (5) days after receipt of a request from the Company, the Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

2.11 The Purchaser has been granted the opportunity to conduct a full and fair examination of the records, documents and files of the Company, to ask questions of and receive answers from representatives of the Company, its officers, directors, employees and agents concerning the terms and conditions of this offering, the Company and its business and prospects, and to obtain any additional information which the Purchaser deems necessary to verify the accuracy of any information received.

2.12 The securities were not offered to the Purchaser through an advertisement in printed media of general and regular circulation, radio or television.

2.13 The Purchaser has relied completely on the advice of, or has consulted with, his own personal tax, investment, legal or other advisors and has not relied on the Company or any of its affiliates, officers, directors, attorneys, accountants or any affiliates of any thereof and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Securities Act, except to the extent such advisors shall be deemed to be as such.

2.19 The Purchaser has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the securities. The Purchaser acknowledges that the securities are speculative and involve a high degree of risk, including the potential loss of the Purchaser's investment herein and the Purchaser has taken cognizance of and understands the risk factors related to the purchase of the securities.

3. Acknowledgments.

The Purchaser is aware that:

3.1 The Purchaser recognizes that investment in the Company involves certain risks, including the potential loss by the Purchaser of interest on their investment herein, and the Purchaser has taken full cognizance of and understands all of the risk factors related to the purchase of the securities. The Purchaser recognizes that the information set forth in this Subscription Agreement does not purport to contain all the information, which would be contained in a registration statement under the Securities Act.

3.2 No federal or state agency has passed upon the securities or made any finding or determination as to the fairness of this transaction.

3.3 The securities and any component thereof have not been registered under the Securities Act or any applicable state securities laws by reason of exemptions from the registration requirements of the Securities Act and such laws, and may not be sold, pledged, assigned or otherwise disposed of in the absence of an effective registration statement for the securities and any component thereof under the Securities Act or unless an exemption from such registration is available.

3.4 There currently is no market for the Company's securities. There can be no assurances that a market for the Company's securities will ever develop or if developed, be sustained in the future. Consequently, the Purchaser may never be able to liquidate the Purchaser's investment and the Purchaser may bear the economic risk of the Purchaser's investment for an indefinite period of time.

3.5 The certificates for the securities will bear the following legend to the effect that:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN

THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO SUCH SHARES, OR AN OPINION SATISFACTORY TO THE ISSUER AND ITS COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

3.6 The Company may refuse to register any transfer of the securities not made in accordance with the Securities Act and the rules and regulations promulgated thereunder.

4. Acceptance of Subscription.

The Purchaser hereby confirms that the Company has full right in its sole discretion to accept or reject the subscription of the Purchaser, provided that if the Company decides to reject such subscription, the Company must do so promptly and in writing. In the case of rejection, any cash payments and copies of all executed Subscription Documents will be promptly returned (without interest or deduction in the case of cash payments).

5. Indemnification.

The Purchaser agrees to indemnify and hold harmless the Company as well as the affiliates, officers, directors, partners, attorneys, accountants and affiliates if any thereof and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any allegedly false representation or warranty or breach of or failure by the Purchaser to comply with any covenant or agreement made by the Purchaser herein or in any other document furnished by the Purchaser to any of the foregoing in connection with this transaction.

6. Irrevocability

The Purchaser hereby acknowledges and agrees, subject to the provisions of any applicable state securities laws providing for the refund of subscription amounts submitted by the Purchaser, if applicable, that the subscription hereunder is irrevocable and that the Purchaser is not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the Purchaser, and the Purchasers respective heirs, executors, administrators., successors, legal representatives and assigns. If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several, and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and each such person's heirs, executors, administrators, successors, legal representatives and assigns.

7. Modification.

Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge or termination is sought.

8. Notices.

Any notice, demand or other communication which any party hereto may be required or may elect to give anyone interested hereunder shall be sufficiently given if. (a) deposited, postage prepaid, in a United States mail box, stamped registered or certified mail, return receipt requested, and addressed, in the case of the Company, to the address given in the preamble hereof, and, if to the Purchaser, to the address set forth hereinafter; or (b) delivered personally at such address.

9. Counterparts.

This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute an agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

10. Entire Agreement.

This Subscription Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no representations, warranties, covenants or other agreements except as stated or referred to herein.

11. Severability.

Each provision of this Subscription Agreement is intended to be severable from every other provision and the invalidity or illegality of the remainder hereof.

12. Transferability; Assignability.

This Subscription Agreement is not transferable or assignable by the Purchaser.

13. Applicable Law and Forum.

This Subscription Agreement and all rights hereunder shall be governed by, and interpreted in accordance with the laws of the State of Nevada. The federal and state courts of the State of Nevada shall have sole and exclusive jurisdiction over any dispute arising from this Offering and this Subscription Agreement.

14. Subscription Information.

14.1 Minimum Subscription - There is no minimum subscription amount, although the Issuer reserves the right to reject any subscription. In connection with this subscription the undersigned hereby subscribes to the number of Shares shown in paragraph 1. **Proceeds from this Offering will be used immediately following subscription.**

14.2 Limitations in Certain States - Depending on the state of residence of a Subscriber, there may be certain investor suitability qualifications and numerical limitations imposed on the Company in order to qualify the offering as exempt from securities registration within such state(s). All Subscriptions shall be subject to all such applicable state securities laws and regulations.

IN WITNESS WHEREOF, the undersigned Purchaser does represent and certify under penalty of perjury that the foregoing statements are true and correct and that he has (they have) by the following signature(s) executed this Subscription Agreement this ______________ day of ____________________ 2007.

Name of Purchaser: ____

Please print above the exact name(s) in which the Shares are to be held.

Signature of Purchaser ____

Name of Co-Purchaser (if any) ____

Signature of Co-Purchaser (if any) ____

(Signature Pages Follow)

INDIVIDUAL

Address to which Correspondence
Should be Directed

Signature (Individual)	Name
	Street Address
Signature (All record holders should sign)	City, State and Zip Code
Name(s) Typed or Printed	Tax Identification or Social Security Number
	Telephone Number

CORPORATION, PARTNERSHIP, TRUST, OR OTHER ENTITY

Address to which Correspondence
Should be Directed

______________________	______________________
Name of Entity	Street Address
By: ______________________	______________________
* Signature	City, State and Zip Code
Its: ______________________	______________________
Title	Tax Identification or Social Security Number
______________________	(______) ______________________
Name Typed or Printed	Telephone Number

*If Shares are being subscribed for by a corporation, partnership, trust or other entity, the Certificate of Signatory on the following page must also be completed.

CERTIFICATE OF SIGNATORY

To be completed if Shares are being subscribed for by an entity.

I, ____, am the President of ____ (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and Letter of Investment Intent and to purchase and hold the Shares, and certify that the Subscription Agreement and Letter of Investment Intent has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have hereto set my hand this ______ day of ________________________, 2007.

____

ACCEPTANCE

This Subscription Agreement is accepted as of ___________________________, 2007.

Allegory Pictures, Inc.,."
a Nevada corporation

By: ________________________________
George A. Johnson, President

EXHIBIT (6)

Allegory Pictures, Inc.

Material contracts

PRODUCTION-MEDIA MANGEMENT SERVICES AGREEMENT

Date: January 18, 2007

This agreement ("Agreement") between the parties of George Johnson, Scott Sproat and Brian Kistler ("CLIENT") individuals, in the State of Indiana located at 6615 Brotherhood Way, Suite A, Fort Wayne, IN 46825 and JL Media Services LLC, ("JLM") a Texas Limited Liability Company with offices at 16910 Dallas Parkway, Suite 212, Dallas, Texas 75248, provides the terms and conditions by which JLM shall be engaged by CLIENT to provide services in media management and production planning referring to a specific project. Both CLIENT and JLM may be referred to in this Agreement as the Parties when necessary ("Parties").

Whereas, Client is exclusive owners of the project entitled "KOMET" (referred to herein as "Project"), and;

Whereas Client requests JLM provide a variety of services as noted herein under "Scope of Services", and;

Whereas, this Agreement signifies a contract for said services of JLM and consists of a fee-based arrangement as noted herein, and;

Whereas, the Parties have committed that they will mutually work to perform all of the necessary requirements as needed to successfully produce the Project into a motion picture for public exploitation.

Now therefore, the following terms and conditions express the Parties' agreement hereto:

1) SCOPE OF SERVICES: It is understood that JLM, upon the initiation of this agreement and during the term herein, shall provide the following services:

   a. Determining a business plan for the multi-media presentation for the Project.
   b. Determining budget and overall financial planning as well as financial avenues available for the overall Project.
   c. Determining the schedule and budgets of related multi-media presentations to be undertaken within the process of the Project.
   d. Producing documents as necessary for the business and financial plans, including:
      i. Private placement plans and formal agreements related to funding.
      ii. Coordinating fund-raising efforts
      iii. Developing and coordinating distribution efforts.
   e. Coordinate preliminary marketing and market awareness and advertising campaign.
   f. Determining overall packaging efforts for the Project (consisting of cast recommendations, budget outlines, and financial pro-forma documents for presentation)
   g. Performing managerial and producer undertakings as required.

Client reserves the right to approve all items a through g, mentioned above, prior to implementation based on the proposed budget of approximately $11.3 million and the script written by George Johnson. See attached.

JLM shall provide the proper documentation for financing, fund-raising activities, underwritings and other necessary elements to fulfill the Project's requirements according to the specific budgets.

NOTE: Where formal documentation is involved, JLM will first issue draft documents to Client to review and allow approvals and changes prior to formal print. Client will represent final approvals in writing for documents to be provided by JLM.

2) PERFORMANCE: The Parties intend to perform in whatever capacity, including forming additional partnerships or entities, and to comply with all production and financing requirements that may be required or necessary.

GK BK

3) PRODUCTION CONTROL: It is understood that JLM, upon the completion of this agreement and during the term herein, shall have general control of the following with the final approval of Client:

   a. Determining the schedule of production
   b. Determining the budget of the production (the final approved budget).
   c. Overseeing the hiring all talent (cast), crew and staff
   d. Producing the Project
   e. Marketing, Advertising and Distribution

4) CREDITS: During the Term of this Agreement, and prior to the actual production documents being finalized, the Parties shall negotiate, in good faith, the following:

   a. Executive Producer Credits
   b. Production Credits
   c. Presentation Credits
   d. Interest in and to the Project (unless otherwise agreed to in writing by CLIENT)
   e. Creative participation in and to the Project
   f. Co-production participation by another company or individual.

   NOTE: JLM will receive credit in the Project to be included in all paid print and advertising venues, where applicable as follows: "Media and consulting services provided by JL Media Services LLC, Dallas, Texas"

5) SALES AGENT: For the duration of this Agreement, Client will grant JLM the right to represent the Project to as a sales agent ("Agent"). This representation is for the benefit of developing a single source marketing effort and may include presentations or inquiries to other entities (such as studios, corporate sponsors, potential buyers, television/cable markets and ancillary markets related to the eventual exploitation of the finished product). It is understood that no conveyance of any sales, licensing or obligations will be finalized without the advance approval of the Client, in writing.

6) EQUITY: The Parties shall coordinate the Equity structure of the Project as shall be later defined in certain financing arrangements and placement memorandum. Equity shall be understood to be the total percentage points of interest that will eventually belong to the financial participants and the producing team. Equity interests receiving any dividends shall be understood to mean Gross Profits and/or income from the Project, less sales commissions, less the overall costs advanced for the Project (as defined and approved by the Parties in other production or media related schedules). Equity arrangements may also include proportionate percentages being utilized for cast or issued to various parties, organizations, investors, financiers and/or institutions. The Equity arrangements are subject to requirements as may be defined in other financing documents that are to be established.

7) FEE: In order to secure this agreement, and in relation to the work to be performed along with related overheads of JLM for the Project, a non-refundable fee (the "Producer Fee") shall be paid according to item "a" below to JLM and per instructions as noted in the attached schedule.

   a. A fee (the "Retainer Payment") of $18,000 payable upon the following terms:
      i. $7,000 via check or wire upon signing of this Agreement (instructions are attached), of which the $7,000 will be paid back to the payer from the first funds raised and;
      ii. $11,000 deferred to be paid first upon the first funds raised for the project (in any phase of the development and/or production) aside from other fees which may be applicable and due to JLM.
   b. A commission of three percent (3%) shall be considered due and payable upon the closing of the financing of any funds that are the result of the direct involvement of JLM.
   c. A commission of three percent (3%) shall be considered due and payable to the Client upon the closing of the financing of any funds that are the result of the direct involvement the Client.
   d. All Retainer Payments become the personal property of JLM and are non-refundable.

8) EXPENSES: Any expenses to be paid by Client during the Term shall be notified and approved in advance by Client and paid out of the funds raised.

JM BR

9) TERM: The term of this Agreement shall commence on the above date and continue for a period of twelve (12) months, unless otherwise extended in writing by the Parties.

10) NON-EXCLUSIVITY OF SERVICES: Client acknowledges and agrees that the Services provided by the Producer hereunder shall be provided on a non-exclusive basis and nothing herein shall be construed as prohibiting the Producer from providing its media production services to third parties during the Term of this Agreement, provided however that Producer shall not do so in a manner that would impair Producer's ability to perform the Services described hereunder.

11) BEST EFFORTS: Fund-raising (Based upon the proposed budget of $11.3 million see attached) activities on the part of JLM shall be performed on a "best efforts" basis and this Agreement does not imply a guarantee of underwriting or financial commitment to Client.

12) CONFIDENTIALITY: Each of the Parties agrees not to divulge to any third party or to use except in connection with the matters set out in this Agreement the following:

    i. any confidential information of the other party's business, including without limitation, trade secrets, business plans and financial information, customer data, learned in the course hereof;
    ii. any confidential information, including without limitation, confidential information contained in any documents, computer programs, proprietary software or any other materials of any nature, provided by either party to the other in relation to the Web Project;

  b. This obligation shall not apply to any information which is already disclosed to the public, is already known to the party receiving the confidential information or is not identified as confidential information by the disclosing party.
  c. The parties hereto agree that the terms of this Agreement shall be treated as strictly confidential other than as may be disclosed by either party to prospective and actual financiers, accountants and lawyers giving advice to the party, or in the course of enforcement of any provision hereof or as required by force of law.

13) REPRESENTATIONS: Client represents and warrants to JLM that all information derived from or on behalf of the Project by Client and supplied to JLM will be of true origination and under US copyright by Client, and that the Client has the legal right to enter into this agreement and agrees to hold JLM harmless from, and indemnify JLM for, any cost or expense associated with any claim of any third party against JLM arising out of a breach of this agreement.

14) ADDITIONAL DOCUMENTATION: As elements of preparation and progress, there will be additional documentation required according to industry standards. Any documentation referencing this Agreement or otherwise altering it shall be signed by all Parties. Otherwise, this Agreement remains in full force and effect until such time as a longer, more formal document may take its place.

By signing in the spaces provided below, all parties accept and agree to all of the terms and conditions of this proposal.

JL Media Services LLC



By__________
John W. Foster
Its: Manager

George Johnson, Scott Sproat and Brian Kistler



By__________
Brian Kistler
Representative

BK

EXHIBIT (10)

Consent of

Summit CPA Group, LLC



Summit
C P A

Certified Public Accountants

Jody Grunden, CPA

November 2, 2007

Consent of Summit CPA Group, LLC

To The Board of Directors of
Allegory Pictures, Inc.
875 Plank Road
Waterloo, IN 46793-9358

We, Summit CPA Group, LLC, prepare the compilation report for the period May 11, 2007 (date of inception) to September 30, 2007, for Allegory Pictures, Inc. We give consent to Allegory Pictures, Inc., for using the compilation report in reference to the offering circular.



Summit CPA Group, LLC

9815 Dawson's Creek Blvd.
Fort Wayne, Indiana 46825
260-497-9761 · Office & Fax · 260-818-2300
1-866-497-9761

EXHIBIT (11)

Opinion

Re: Legality

Barbara A Moran, Esquire
1375 State Road 436
Unit 1035
Casselberry, Florida 32707
407-263-4026
407-263-4024

December 12, 2007

Allegory Pictures, Inc.
875 Plank Road
Waterloo, IN 46793

Gentlemen:

I have acted as counsel to Allegory Pictures, Inc., a Nevada corporation ("the Company"), in connection with an Offering Statement on Form 1A to be filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the "Act"). The Registration relates to the proposed registration of 24,748,000 shares (the "Shares") of common stock, $0.001 par value per share (the "Common Stock") of the Company.

I have examined the Articles of Incorporation of the Company, the Bylaws of the Company, and all other corporate records, certificates and other documents as I have considered necessary or appropriate for the purposes of this opinion. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as copies. In examining agreements executed by parties other than Allegory Pictures, Inc., I have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder and also have assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents, and the validity and binding effect thereof. As to any facts material to the opinion expressed herein which I have not independently verified or established, I have relied upon statements and representations of officers and representatives of the Company and others.

Based on such examination, I am of the opinion that the Company is a corporation duly authorized and validly existing and in good standing under the laws of the state of Nevada, and that the Shares, upon issuance under the terms of the Form 1A have been duly authorized for issuance and are validly issued, fully-paid and non-assessable.

In rendering this opinion, I have not passed upon and do not purport to pass upon the application of securities or "blue-sky" laws of any jurisdiction (except federal securities laws).

I hereby consent to the inclusion of this opinion as an exhibit to the Offering Circular and to the reference to me and this opinion as part of the Offering Circular.

Yours truly,



Barbara A. Moran

END